TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34783
August 20, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary (For the three months ended June 30, 2004) dated August 12, 2004;

2. Non-Consolidated Financial Summary (For the three months ended June 30, 2004) dated August 12, 2004;

3. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated August 12, 2004 and Supplementary Materials for the Three Months Ended June 30, 2004;

4. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated August 12, 2004 and Supplementary Materials for the Three Months Ended June 30, 2004;

5. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated August 12, 2004 and Supplementary Materials for the Three Months Ended June 30, 2004; and

6. Press release dated August 12, 2004 and entitled "T&D Holdings Announces Secondary Offering of Its Shares".

dlw 8/24

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2004)

August 12, 2004

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Scope of Consolidation and Application of Equity Method:
Number of consolidated subsidiaries: 20
Number of non-consolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 1

2. Consolidated Operating Results for the Three Months Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the same term of the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
Three months ended June 30, 2004	¥691,592 million	-	¥36,268 million	-	¥31,193 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2004	¥134.16	-

Notes:
1. *Equity in net loss of affiliated companies: ¥2 million for the three months ended June 30, 2004*
2. *Average number of outstanding shares during the term (consolidated): three months ended June 30, 2004; 232,497,636*
3. *% change for ordinary revenues and ordinary profit, etc. is presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2004	¥12,957,415 million	¥483,050 million	3.7%	¥2,077.72

Note: Number of outstanding shares at the end of the term (consolidated): as of June 30, 2004; 232,490,014

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Three months ended June 30, 2004	(¥127,980) million	¥63,306 million	(¥5,030) million	¥609,727 million

3. Consolidated Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year Ending Sep. 30, 2004	¥1,184,000 million	¥42,000 million	¥28,000 million
Year Ending Mar. 31, 2005	¥2,320,000 million	¥96,000 million	¥48,000 million

Notes:
1. *The above forecasts have not been changed from the previous forecasts announced on May 19, 2004.*
2. *Projected net income per share for the year ending March 31, 2005 is ¥198.75.*

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. *Financial Review*

(1) Consolidated Results of Operations

Since T&D Holdings was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year.

For the first quarter, which ended June 30, 2004, ordinary revenues were ¥691.5 billion, which was a total of income from insurance premiums of ¥457.5 billion, investment income of ¥87.6 billion, other ordinary income of ¥146.4 billion and others.

Ordinary expenses were ¥655.3 billion, which was a total of insurance claims and other payments of ¥561.9 billion, investment expenses of ¥18.1 billion, operating expenses of ¥53.1 billion, other ordinary expenses of ¥21.8 billion and others.

As a consequence, ordinary profit amounted to ¥36.2 billion.

Extraordinary gains were ¥0.5 billion, and extraordinary losses were ¥1.7 billion. After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥31.1 billion.

(2) Consolidated Financial Position

a) Balance Sheets

Since T&D Holdings was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year.

As of June 30, 2004, total assets amounted to ¥12,957.4 billion, mainly consisting of securities centered on public and corporate bonds amounting to ¥8,363.5 billion, loans of ¥3,044.0 billion, and cash and deposits of ¥437.8 billion.

Total liabilities were ¥12,472.8 billion, and policy reserves accounting for a substantial portion of them amounted to ¥12,083.6 billion.

Total equity was ¥483.0 billion, of which net unrealized gains on securities was ¥191.6 billion.

b) Cash Flows

Cash flows for the first quarter, which ended June 30, 2004, were as follows.

Net cash used in operating activities amounted to ¥127.9 billion, net cash provided by investing activities amounted to ¥63.3 billion, and net cash used in financing activities amounted to ¥5.0 billion.

As a result, cash and cash equivalents as of June 30, 2004, totaled ¥609.7 billion, down ¥70.5 billion from the beginning of the fiscal year.

(3) Operations of Three Life Insurance Companies (Non-consolidated Basis)

a) Results of Operations

Taiyo Life Insurance Company:

For the first quarter, which ended June 30, 2004, Taiyo Life's ordinary revenues increased 1.6 percent from the level of the same term of the previous fiscal year, to ¥355.5 billion, which was a total of income from insurance premiums of ¥218.5 billion (down 2.3 percent), investment income of ¥47.1 billion (down 39.2 percent), and other ordinary income of ¥89.7 billion (up 83.6 percent).

Ordinary expenses increased 2.9 percent from the level of the same term of the previous fiscal year, to ¥348.6 billion, which was a total of insurance claims and other payments of ¥299.3 billion (up 10.9%), investment expenses of ¥17.0 billion (down 51.3%), operating expenses of ¥21.1 billion (down 7.8 percent) and others.

As a result, ordinary profit decreased by 38.2 percent, to ¥6.8 billion.

Extraordinary gains increased 469.8 percent, to ¥0.2 billion, and extraordinary losses decreased 27.3 percent, to ¥0.5 billion.

After accounting for extraordinary gains and losses, provision for reserves for policyholder dividends, and income taxes, net income decreased 57.0 percent from the level of the same term of the previous fiscal year, to ¥1.8 billion.

Daido Life Insurance Company:

For the first quarter, which ended June 30, 2004, Daido Life's ordinary revenues decreased 6.8 percent from the level of the same term of the previous fiscal year, to ¥311.5 billion, which was a total of income from insurance premiums of ¥211.2 billion (down 18.5 percent), investment income of ¥42.4 billion (down 30.1 percent), and other ordinary income of ¥57.8 billion (up 305.5 percent) .

Ordinary expenses decreased 11.4 percent from the level of the same term of the previous fiscal year, to ¥278.8 billion, which was a total of insurance claims and other payments of ¥242.1 billion (down 7.0 percent) and investment expenses of ¥5.5 billion (down 76.6 percent), operating expenses of ¥27.9 billion (up 1.9%) and others.

As a result, ordinary profit increased by 68.6 percent, to ¥32.6 billion.

Extraordinary gains increased 222.6 percent, to ¥0.1 billion, and extraordinary losses decreased 22.5 percent, to ¥0.5 billion.

After accounting for extraordinary gains and losses, provision for reserves for policyholder dividends, and income taxes, net income increased 115.9 percent from the level of the same term of the previous fiscal year, to ¥16.9 billion.

T&D Financial Life Insurance Company:

Since T&D Financial Life has disclosed first-quarter financial results for the first time, there are no comparative data for the same term of the previous fiscal year.

For the first quarter, which ended June 30, 2004, T&D Financial Life's ordinary revenues were ¥30.9 billion, which was a total of income from insurance premiums of ¥27.6 billion, investment

income of ¥2.6 billion, and other ordinary income of ¥0.5 billion.

Ordinary expenses were ¥32.0 billion, which was a total of insurance claims and other payments of ¥20.4 billion, provision for policy and other reserves of ¥5.0 billion, operating expenses of ¥4.2 billion and others.

As a consequence, the company posted an ordinary loss of ¥1.0 billion.

Extraordinary gains were ¥0.0 billion, and extraordinary losses were ¥0.5 billion. After accounting for extraordinary gains and losses, provision for reserves for policyholder dividends, and income taxes, net income amounted to ¥13.8 billion.

Further, current income taxes returns of ¥6.9 billion and deferred income taxes returns of ¥8.6 billion were stated resulting from the adoption of the consolidated taxation system.

b) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the first quarter, which ended June 30, 2004, increased 0.5 percent compared with the same term of the previous fiscal year, to ¥957.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 1.0 percent compared with the same term of the previous fiscal year, to ¥356.0 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2004, increased 2.6 percent from the level of the same term of the previous fiscal year, to ¥16,499.0 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the first quarter, which ended June 30, 2004, increased 13.2 percent compared with the same term of the previous fiscal year, to ¥1,003.7 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 15.2 percent compared with the same term of the previous fiscal year, to ¥793.6 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of June 30, 2004, decreased 0.0 percent from the level of the same term of the previous fiscal year, to ¥39,284.0 billion.

T&D Financial Life Insurance Company:

Since T&D Financial Life has disclosed first-quarter financial results for the first time, there are no comparative data for the same term of the previous fiscal year.

The new policy amount of individual insurance and annuities for the first quarter, which ended June 30, 2004, was ¥83.3 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities was ¥112.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of

June 30, 2004, decreased 1.4 percent from the level of the same term of the previous fiscal year, to ¥3,090.4 billion.

c) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first quarter, which ended June 30, 2004, recorded ¥7.9 billion, down 25.5 percent compared with the same period of the previous fiscal year, after compensating for a negative spread of ¥10.6 billion.

As of June 30, 2004, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 842.5 percent, down 20.8 percent from the 863.3 percent posted at the end of the previous fiscal year-end. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥385.3 billion, down ¥66.5 billion from the ¥451.9 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥24.4 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first quarter, which ended June 30, 2004, an increase of 5.9 percent compared with the same period of the previous fiscal year, after compensating for a negative spread of ¥7.4 billion.

As of June 30, 2004, Daido Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 992.4 percent, down 42.5 percent from the 1,034.9 percent at the end of the previous fiscal year-end. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥597.8 billion, down ¥34.6 billion from the ¥632.5 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Since T&D Financial Life has disclosed first-quarter financial results for the first time, there are no comparative data for the same term of the previous fiscal year.

T&D Financial Life marked a loss of ¥1.0 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first quarter, which ended June 30, 2004, after compensating for a negative spread of ¥1.3 billion.

As of June 30, 2004, T&D Financial Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,489.2 percent, up 504.4 percent from the 984.8 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥45.1 billion, up ¥10.5 billion from the ¥34.6 billion posted at the end of the previous fiscal year.

d) Financial Position

Taiyo Life Insurance Company:

As of June 30, 2004, total assets were ¥6,316.2 billion, down ¥93.3 billion from the ¥6,409.5 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥3,865.5 billion, loans totaling ¥1,935.2 billion, property and equipment of ¥186.1 billion, and cash, deposits and call loans of ¥139.1 billion.

Total liabilities were ¥6,116.1 billion, down ¥68.1 billion from the ¥6,184.3 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,980.2 billion.

Total equity was ¥200.0 billion, down ¥25.2 billion from the ¥225.2 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥89.5 billion.

Daido Life Insurance Company:

As of June 30, 2004, total assets amounted to ¥5,948.1 billion, down ¥69.7 billion from the ¥6,017.9 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥3,968.9 billion, loans totaling ¥1,109.7 billion, and cash and deposits of ¥318.0 billion.

Total liabilities were ¥5,659.3 billion, down ¥65.4 billion from the ¥5,724.8 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,453.5 billion.

Total equity was ¥288.7 billion, down ¥4.2 billion from the ¥293.0 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥114.5 billion.

T&D Financial Life Insurance Company:

As of June 30, 2004, total assets amounted to ¥697.2 billion, up ¥14.9 billion from the ¥682.2 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥584.7 billion, cash and deposits of ¥47.9 billion, and loans of ¥25.0 billion.

Total liabilities were ¥663.7 billion, up ¥2.1 billion from the ¥661.5 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥648.7 billion.

Total equity was ¥33.4 billion, up ¥12.7 billion from the ¥20.7 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was a loss of ¥0.4 billion.

(4) Forecast for the Year Ending March 31, 2005 (Apr. 1, 2004 – Mar. 31, 2005)

a) Consolidated

(Unit: billion yen)

	Ordinary revenues	Ordinary profit	Net income
Interim	1,184	42	28
Year-End	2,320	96	48

Consolidated net income of ¥31.1 billion for the first quarter, which ended June 30, 2004, surpassed ¥28.0 billion, which was the forecast for the interim period. This is mainly attributed to the recognition of net gains on the sale of securities (before tax) of ¥11.4 billion, which were not initially expected. Further, the quarterly net income of ¥31.1 billion also includes ¥15.6 billion resulting from the adoption of the consolidated taxation system.

The above forecasts publicly announced on May 19, 2004, however, will not be amended at this stage, since it is possible that capital gains and losses on investments may substantially change according to future market trends.

Reference: Forecasts for the Year Ending March 31, 2005, of Three Life Insurance Companies (Non-consolidated Basis)

(Unit: billion yen)

		Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	Interim	587	541	70
	Year-end	1,139	1,048	159
Ordinary profit	Interim	12	33	(2)
	Year-end	24	76	(4)
Core profit	Interim	14	39	(2)
	Year-end	31	88	(3)
Net income	Interim	3	13	13
	Year-end	6	31	11

The net incomes earned by the three life insurance companies which are our consolidated subsidiaries for the first quarter, which ended June 30, 2004, were as follows: ¥1.8 billion by Taiyo Life Insurance Company (non-consolidated); ¥16.9 billion by Daido Life Insurance Company (non-consolidated); and ¥13.8 billion by T&D Financial Life Insurance Company (non-consolidated).

The quarterly net incomes of Daido Life and T&D Financial Life surpassed their forecasts for the first six-month period. The attributing factors to these results are as follows.

For Daido Life, capital gains and losses on investments improved due mainly to the recognition of net gains on the sale of securities for ¥3.6 billion and net gains from derivatives for ¥3.3 billion.

T&D Financial Life stated ¥15.6 billion in net income as an effect of the adoption of the consolidated taxation system in this first quarter.

At this stage, Daido Life will not amend the forecasts specified above, which were publicly announced on May 19, 2004, since it is possible that capital gains and losses on investments may substantially change according to future market trends.

Further, the core profit that is "ordinary profit" less "capital gains/losses", such as gains and losses on the sale of securities, devaluation losses on securities, and other items, and "other one-time gains/losses" including the provision (or reversal) for contingency reserves, write-offs of loans, and other items for Taiyo Life was ¥7.9 billion, that for Daido Life was ¥24.4 billion, and that for T&D Financial Life was a loss of ¥1.0 billion, all of which were almost as predicted.

b) Non-consolidated

(Unit: billion yen)

	Operating income	**Ordinary profit**	**Net income**	**Annual Dividends per Share**		
				Interim	Year-End	
Interim	8	5	5	-	-	-
Year-End	26	21	22	-	¥45.00	¥45.00

Non-consolidated net income for the first quarter, which ended June 30, 2004, was ¥6.0 billion, topping the interim forecast.

This is attributed to the receipt of dividends of ¥6.7 billion from our subsidiaries, Taiyo Life Insurance Company and Daido Life Insurance Company. Since these dividends were included in the forecasts, the forecasts released on May 19, 2004, as specified above, will not be amended. There is also no change in annual dividends.

Unaudited Consolidated Condensed Quarterly Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Condensed Balance Sheet

(¥: In Millions of yen)		As of June 30, 2004
Assets:		
Cash and Deposits	¥	437,874
Call Loans		128,254
Monetary Claims Purchased		91,377
Monetary Trusts		270,307
Securities		8,363,577
Loans		3,044,068
Property and Equipment		344,468
Due from Agency		1,791
Due from Reinsurers		5,075
Other Assets		213,905
Deferred Tax Assets		64,103
Deferred Tax Assets on Land Revaluation		1,831
Reserve for Possible Loan Losses		(9,220)
Total Assets	¥	12,957,415
Liabilities:		
Policy Reserves	¥	12,083,676
Due to Agency		353
Due to Reinsurers		752
Subordinated Bond		20,000
Other Liabilities		217,024
Reserve for Employees' Retirement Benefits		108,777
Reserve for Directors' and Corporate Auditors' Retirement Benefits		2,670
Reserve for Price Fluctuations		39,615
Deferred Tax Liabilities		0
Total Liabilities		12,472,870
Minority Interests		1,495
Stockholder's Equity:		
Common Stock		
Authorized – 966,000,000 shares		
Issued – 241,500,000 shares		100,000
Capital Surplus		80,054
Retained Earnings		174,900
Land Revaluation		(33,460)
Net Unrealized Gains on Securities		191,605
Translation Adjustments		(1)
Treasury Stock		(30,048)
Total Stockholder's Equity		483,050
Total Liabilities, Minority Interests and Stockholder's Equity	¥	12,957,415

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statement of Operations

(¥: In Millions of yen)		Three months ended June 30, 2004
Ordinary Revenues:		
Income from Insurance Premiums	¥	457,505
Investment Income		87,629
Other Ordinary Income		146,454
Total Ordinary Revenues		691,592
Ordinary Expenses:		
Insurance Claims and Other Payments		561,911
Provision for Policy and Other Reserves		269
Investment Expenses		18,187
Operating Expenses		53,139
Other Ordinary Expenses		21,815
Total Ordinary Expenses		655,324
Ordinary Profit		36,268
Extraordinary Gains		555
Extraordinary Losses		1,702
Provision for Reserve for Policyholder Dividends		9,210
Income Before Income Taxes		25,910
Income Taxes:		
Current		1,723
Deferred		(7,035)
Minority Interests		29
Net Income	¥	31,193

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statement of Surplus

(¥: In Millions of yen)		Three months ended June 30, 2004
Capital Surplus:		
Balance at beginning of year		80,054
Balance at End of Period	¥	80,054
Retained Earnings:		
Balance at beginning of year		150,637
Addition:		
Net income		31,193
Deduction:		
Dividends on common stock		6,750
Bonus to directors and corporate auditors		180
Total deduction		6,930
Balance at End of Period	¥	174,900

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statement of Cash Flows

(¥: In Millions of yen)		Three months ended June 30, 2004
Net cash used in operating activities	¥	(127,980)
Net cash provided by investing activities		63,306
Net cash used in financing activities		(5,030)
Effect of exchange rate changes on cash and cash equivalents		(838)
Net decrease in cash and cash equivalents		(70,543)
Cash and cash equivalents at beginning of year		680,270
Cash and cash equivalents at end of period	¥	609,727

See notes to unaudited consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED QUARTERY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life"), have become wholly-owned subsidiaries, through share transfer. The business combination was accounted for as a pooling of interests.

The Company and its domestic consolidated subsidiaries maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan, and its foreign subsidiaries maintains its accounting records and prepares its financial statements in U.S. dollars in conformity with generally accepted accounting principles and practices in United States.

The accompanying consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated condensed financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the three months ended June 30, 2004 was 20. Taiyo Life Insurance International (U.K) Ltd. was not included consolidated condensed financial statements due to liquidation.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the three months ended June 30, 2004 was 1.

There is not other affiliated company which is accounted for under the cost method.

Further information for consolidated subsidiaries and affiliated companies is shown in "Subsidiaries and affiliates".

The financial statements of subsidiaries located outside Japan are prepared for the three months ended March 31, 2004. Appropriate adjustments have been made for material transactions between March 31 and June 30, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

Taiyo Life has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Taiyo Life's underlying policies. Taiyo Life also periodically examines the effectiveness of duration matching, by comparison of the duration of bonds with that of underlying policies.

(e) Reserve for possible loan losses

The Three Life established Self-Assessment Guidelines for the reserve for possible loan losses. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides a quarter of estimated annual reserve.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve of the accompanying consolidated condensed financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and gain on a plan amendment are charged or credited to income when incurred.

Daido Life and partial subsidiaries amended its employees' retirement plans by transforming a part of defined benefit plan into defined contribution plan. The amendments of the plan are accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Statement for Transfers between Retirement Benefit Plans".

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and its domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the three months, the Company provides a quarter of estimated annual provision.

(j) Income taxes

During three months ended June 30, 2004, the Company application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the years ended March 31 2005. The new consolidated system allows companies to pay tax based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was deduct which certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 3 to 50 years for buildings and structures and 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Organization costs

Organization costs are charged to other ordinary expenses as incurred.

(n) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(o) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(p) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is reported as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(q) Derivative financial instruments

Taiyo Life uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheets or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, Taiyo Life trades credit derivatives within certain internal limitations.

Daido Life uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates, stock and bonds prices for assets in the balance sheets or for future investments, and to manage the differences in the durations of its assets and liabilities.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheets, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheets and are reclassified into income when the related hedged item impacts income.

Taiyo Life and Daido Life designate specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, Taiyo Life and Daido Life do not apply such designation.

(r) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2004)

August 12, 2004

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
Three months ended June 30, 2004	¥7,491 million	-	¥6,251 million	-	¥5,549 million	-

	Net Income	%change	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2004	¥6,004 million	-	¥24.86	-

Notes:

1. *Average number of outstanding shares during the term: three months ended June 30, 2004; 241,497,636*
2. *% change for operating income and operating profit, etc. is presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2004	¥548,276 million	¥538,272 million	98.2%	¥2,228.96

Notes:

1. *Number of outstanding shares at the end of the term: as of June 30, 2004; 241,500,000*
2. *Number of treasury stock at the end of the term: as of June 30, 2004; 9,986*

3. Non-Consolidated Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Operating Income	Ordinary Profit	Net Income
Half-Year Ending Sep. 30, 2004	¥8,000 million	¥5,000 million	¥5,000 million
Year Ending Mar. 31, 2005	¥26,000 million	¥21,000 million	¥22,000 million

	Annual Dividends per Share		
	Interim	Year-End	
Half-Year Ending Sep. 30, 2004	¥-	-	-
Year Ending Mar. 31, 2005	-	¥45.00	¥45.00

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on May 19, 2004.*
2. *Projected net income per share for the year ending March 31, 2005 is ¥91.09.*

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Unaudited Non-Consolidated Condensed Quarterly Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheet

(¥: In Millions of yen)		As of June 30, 2004
Assets:		
Current Assets:	¥	
Cash and Deposits		7,055
Other Current Assets		1,742
Total Current Assets		8,798
Fixed Assets:		
Tangible Fixed Assets		130
Investments and Other Assets:		
Investments in Subsidiaries		539,066
Other Fixed Assets		281
Total Investments and Other Assets		539,347
Total Fixed Assets		539,477
Total Assets	¥	548,276
Liabilities:		
Current Liabilities:		
Short-Term Debt	¥	5,000
Other Current Liabilities		4,979
Total Current Liabilities		9,979
Fixed Liabilities:		
Other Fixed Liabilities		24
Total Liabilities		10,003
Stockholder's Equity:		
Common Stock		
Authorized – 966,000,000 shares		
Issued – 241,500,000 shares		100,000
Capital Surplus		432,316
Retained Earnings		6,004
Treasury Stock		(48)
Total Stockholder's Equity		538,272
Total Liabilities and Stockholder's Equity	¥	548,276

See notes to unaudited non-consolidated condensed quarterly financial statements.

Unaudited Non-Consolidated Condensed Statement of Operations

(¥: In Millions of yen)		Three months ended June 30, 2004
Operating Income:		
Dividends on Investments in Subsidiaries	¥	6,750
Fees and Commissions Received from Subsidiaries		741
Total Operating Income		7,491
Operating Expenses:		
General and Administrative Expenses		1,239
Operating Profit		6,251
Non-Operating Income		0
Non-Operating Expenses		702
Ordinary Profit		5,549
Income Before Income Taxes		5,549
Income Taxes:		
Current		(342)
Deferred		(111)
Net Income		6,004
Unappropriated Surplus at End of Period	¥	6,004

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life"), have become wholly-owned subsidiaries, through share transfer. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Valuation of securities

Investments in subsidiaries do not have readily determinable fair values are valued at cost determined by the moving average method.

(c) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the three months, the Company provides a quarter of estimated annual provision.

(d) Income taxes

In Japan, consolidated tax returns were not permitted until the year ended March 31 2002; accordingly, Taiyo Life, Daido Life, T&D Financial Life and its domestic subsidiaries have filed separate tax returns. For the three months ended June 30, 2004, the Company was permitted to and filed a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(e) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	8 to 50 years
Equipment	6 years

(f) Organization costs

Organization costs are charged to operating expenses as incurred.

(g) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The Company treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheets and lease payments are charged to income when incurred.

(h) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

Reference

Financial Data for the Three Months Ended June 30, 2004 of T&D Life Group

(1) Sales Results (Individual insurance and Individual annuities)

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year
New Policy Amount	20,447	-	9,576	0.5%	10,037	13.2%	833	-
Surrender & Lapse Amount	12,619	-	3,560	(1.0%)	7,936	(15.2%)	1,122	-
Surrender & Lapse Rate	-	-	2.21%	(0.15 point)	2.02%	(0.36 point)	3.58%	-

Notes:

1. *New policy amount includes increase from conversion.*
2. *Surrender and lapse rates for the three month ended June 30, 2004 are not annualized.*
3. *% change for "sum of three companies" and "T&D Financial Life" are not presented, since no data for the same term of the previous year exists.*

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	As of June 30, 2004	% change from March 31, 2004	As of June 30, 2004	% change from March 31, 2004	As of June 30, 2004	% change from March 31, 2004	As of June 30, 2004	% change from March 31, 2004
Policy Amount in Force	588,735	0.6%	164,990	2.6%	392,840	(0.0%)	30,904	(1.4%)

(2) Summary of Operations

(100 Millions of Yen)

	T&D Holdings (Consolidated)		Taiyo Life		Daido Life		T&D Financial Life	
	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year
Ordinary Revenues	6,915	-	3,555	1.6%	3,115	(6.8%)	309	-
Income from Insurance Premiums	4,575	-	2,185	(2.3%)	2,112	(18.5%)	276	-
Investment Income	876	-	471	(39.2%)	424	(30.1%)	26	-
Ordinary Expenses	6,553	-	3,486	2.9%	2,788	(11.4%)	320	-
Insurance Claims and Other Payments	5,619	-	2,993	10.9%	2,421	(7.0%)	204	-
Investment Expenses	181	-	170	(51.3%)	55	(76.6%)	1	-
Ordinary Profit	362	-	68	(38.2%)	326	68.6%	(10)	-
Extraordinary Gains	5	-	2	469.8%	1	222.6%	0	-
Extraordinary Losses	17	-	5	(27.3%)	5	(22.5%)	5	-
Provision for Reserve for Policyholder Dividends	92	-	31	(1.5%)	59	2.5%	1	-
Net Income	311	-	18	(57.0%)	169	115.9%	138	-

Notes:

1. *Figures of T&D Holdings are presented its consolidated data and do not always correspond with the sum of the three companies.*
2. *% change for "T&D Holdings (Consolidated)" and "T&D Financial Life" are not presented, since no data for the same term of the previous year exists.*

(3) Assets

(100 Millions of Yen)

	T&D Holdings (Consolidated)		Taiyo Life		Daido Life		T&D Financial Life	
	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004
Total Assets	129,574	-	63,162	(933)	59,481	(697)	6,972	149

Note: Figures of T&D Holdings are presented its consolidated data and do not correspond with the sum of the three companies.

(4) Key Indicators

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year	Three months ended June 30, 2004	% change from the same term of previous year
Core Profit	312	-	79	(25.5%)	244	5.9%	(10)	-
Negative Spread	195	-	106	81.1%	74	43.4%	13	-

Note: % changes for "sum of three companies" and "T&D Financial Life" above are omitted, since no data for the same term of the previous year exists.

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004
Solvency Margin Ratio			842.5%	(20.8 point)	992.4%	(42.5 point)	1,489.2%	504.4 point
Adjusted Net Asset	10,283	(907)	3,853	(665)	5,978	(346)	451	105

(5) Unrealized Gains/Losses on Securities

(100 Millions of Yen)

	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004	As of June 30, 2004	Increase/decrease from March 31, 2004
Unrealized Gains/Losses on Securities	3,040	(1,219)	992	(696)	2,074	(480)	(26)	(43)
Domestic Bonds	253	(740)	(284)	(420)	555	(293)	(17)	(26)
Domestic Stocks	2,454	76	1,195	125	1,258	(48)	0	(0)
Foreign Securities	7	(483)	48	(369)	(26)	(107)	(14)	(6)
Unrealized Gains/Losses on Real Estate	(213)	(0)	(90)	-	(123)	(0)	-	-

Notes:

1. *Figures above include securities with current fair value as well as securities other than trading securities held in monetary trusts.*
2. *Figures of Taiyo Life and Daido Life include unrealized gains/losses of their parent company, T&D Holdings.*
3. *As for Taiyo Life, the monthly average price of March 2004 is applied to the current fair value of domestic and foreign stocks and the exchange rate of foreign-currency-dominated assets as of March 31, 2004.*
4. *Unrealized gains/losses on real estate for Taiyo Life are calculated based on the posted price.*
5. *Unrealized gains/losses on real estate for Daido Life is basically calculated based on the appraisal price, and as for less important properties, they are calculated based on the posted price.*

Reference

Performance Forecasts for the Year Ending March 31, 2005 of T&D Life Group

Followings are the performance forecasts for the year ending March 31, 2005, which announced on May 19, 2004. They have not been changed since then.

● T&D Holdings

(Consolidated)

(Billions of Yen)

T&D Holdings (Consolidated)			Taiyo Life		Daido Life		T&D Financial Life	
			Forecast	% change from the same term of previous year	Forecast	% change from the same term of previous year	Forecast	% change from the same term of previous year
Ordinary Revenues	Interim	1,184	587	(6%)	541	(10%)	70	(34%)
	Year-End	2,320	1,139	(9%)	1,048	(12%)	159	(15%)
Ordinary Profit	Interim	42	12	(40%)	33	(50%)	(2)	(5%)
	Year-End	96	24	(25%)	76	(27%)	(4)	(50%)
Net Income	Interim	28	3	(58%)	13	(55%)	13	-
	Year-End	48	6	(15%)	31	(19%)	11	-

Note: Figures of Taiyo Life, Daido Life and T&D Financial Life are the non-consolidated data of each company.

(Non-Consolidated)

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income	Annual Dividends per Share
Interim	8	5	5	-
Year-End	26	21	22	45 yen

● Three Life Insurance Companies (Non-Consolidated)

(Billions of Yen)

		Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
		Forecast	% change from the same term of previous year	Forecast	% change from the same term of previous year	Forecast	% change from the same term of previous year	Forecast	% change from the same term of previous year
Core Profit	Interim	51	(28%)	14	(44%)	39	(19%)	(2)	13%
	Year-End	116	(18%)	31	(17%)	88	(18%)	(3)	4%
Income From Insurance Premiums		1,757	(6%)	764	(4%)	859	(7%)	134	(14%)
Negative Spread		71	51%	43	42%	24	85%	4	At the same level as FY2003
New Policy Amount		8,107	7%	3,000	7%	4,600	7%	507	14%
						Individual term life		Individual variable annuities	
						4,420	8%	76	(15%)
Policy Amount in Force		59,708	2%	17,130	7%	39,470	At the same level as FY2003	3,108	At the same level as FY2003
						Individual term life		Individual variable annuities	
						35,440	1%	246	40%
Surrender and Lapse Rate		-	-	8.9%	At the same level as FY2003	8.5%	At the same level as FY2003	13.4%	(2.3 point)

Notes:

1. *Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.*
2. *The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.*

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2004)

August 12, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2004 (April 1, 2004 – June 30, 2004)

(1) Results of Operations

Premises: Since the disclosure of quarterly business outline started from the previous current quarter for the three months ended June 30, 2003, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenue	% change	Ordinary Profit	%change	Core Profit	%change	Net Income	% change
Three months ended June 30, 2004	¥355,515 million	1.6	¥6,818 million	(38.2)	¥7,941 million	(25.5)	¥1,886 million	(57.0)
Three months ended June 30, 2003	¥350,068 million	-	¥11,034 million	-	¥10,655 million	-	¥4,391 million	-
FY 2003 ended March 31, 2004	¥1,257,877 million	(9.2)	¥31,859 million	38.2	¥37,551 million	30.7	¥7,020 million	45.5

	Net Income per Share
Three months ended June 30, 2004	¥1,257.85
Three months ended June 30, 2003	¥2,928.00
FY 2003 ended March 31, 2004	¥4,651.55

Notes:
1. *Average number of outstanding shares during the term: 1,500,000 shares for the three months ended June 30, 2004, 1,500,000 shares for the three months ended June 30, 2003, and 1,500,000 shares for the year ended March 31, 2004.*
2. *% changes for ordinary revenues, ordinary profit, core profit and net income are presented in comparison with the same term of the previous fiscal year.*
3. *Core profit is a measure of a life insurance company's underlying profitability from core insurance operations and defined as ordinary profit excluding capital gains/losses such as gains/losses from sale of securities, valuation losses of securities, non-recurrent items such as provision (reversal of) contingent reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2004	¥6,316,200 million	¥200,016 million	3.2%	¥133,344.54
As of June 30, 2003	¥6,571,606 million	¥161,260 million	2.5%	¥107,506.80
As of March 31, 2004	¥6,409,552 million	¥225,240 million	3.5%	¥150,132.00

Notes:
1. *Number of outstanding shares at the end of the term: As of June 30, 2004: 1,500,000 shares; As of June 30, 2003: 1,500,000 shares; As of March 31, 2003: 1,500,000 shares*
2. *Number of treasury stocks at the end of the term: None*

3. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2005"* section in this material *Financial Summary for the Three Month Ended June 30, 2004"*.

Supplementary Materials for the Three Months Ended June 30, 2004

1. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

2. Business Highlights (Non-consolidated)

Unaudited Non-Consolidated Condensed Quarterly Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)	As of June 30, 2003	As of June 30, 2004	Increase (decrease)	%	As of March 31, 2004
Assets:					
Cash and Deposits	¥ 71,780	¥ 30,899	¥ (40,880)	(57.0)	¥ 47,006
Call Loans	108,942	108,254	(688)	(0.6)	102,197
Monetary Claims Purchased	36,855	50,203	13,348	36.2	55,092
Monetary Trusts	57,188	29,865	(27,323)	(47.8)	30,880
Securities	3,733,874	3,865,568	131,693	3.5	3,927,498
Loans	2,139,545	1,935,238	(204,306)	(9.5)	1,964,561
Property and Equipment	191,277	186,120	(5,156)	(2.7)	186,845
Due from Agency	12	-	(12)	(100.0)	-
Due from Reinsurers	17	28	11	66.7	86
Other Assets	170,222	91,786	(78,435)	(46.1)	89,179
Deferred Tax Assets	52,091	20,137	(31,953)	(61.3)	8,368
Deferred Tax Assets on Land Revaluation	13,027	1,831	(11,195)	(85.9)	1,831
Reserve for Possible Loan Losses	(3,227)	(3,734)	(507)	15.7	(3,995)
Total Assets	¥ 6,571,606	¥ 6,316,200	¥ (255,406)	(3.9)	¥ 6,409,552
Liabilities:					
Policy Reserves	¥ 6,190,632	¥ 5,980,268	¥ (210,363)	(3.4)	¥ 6,060,167
Due to Reinsurers	57	96	39	69.1	32
Subordinated Notes	-	20,000	20,000	-	20,000
Other Liabilities	187,536	74,977	(112,558)	(60.0)	64,036
Reserve for Employees' Retirement Benefits	29,075	31,708	2,632	9.1	31,501
Reserve for Directors' and Corporate Auditors' Retirement Benefits	341	974	633	185.7	980
Reserve for Price Fluctuations	2,703	8,156	5,453	201.7	7,591
Total Liabilities	6,410,346	6,116,183	(294,162)	(4.6)	6,184,311
Stockholder's Equity:					
Common Stock					
Authorized – 6,000,000 shares					
Issued – 1,500,000 shares	37,500	37,500	-	-	37,500
Capital Surplus	37,500	37,500	-	-	37,500
Retained Earnings	67,240	68,954	1,714	2.5	69,361
Land Revaluation	(23,059)	(33,460)	(10,400)	45.1	(33,460)
Net Unrealized Gains on Securities	42,079	89,522	47,443	112.7	114,340
Total Stockholder's Equity	161,260	200,016	38,756	24.0	225,240
Total Liabilities and Stockholder's Equity	¥ 6,571,606	¥ 6,316,200	¥ (255,406)	(3.9)	¥ 6,409,552

See notes to unaudited non-consolidated condensed quarterly financial statements.

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase (decrease)	%	Year ended March 31, 2004
Ordinary Revenues:					
Income from Insurance Premiums	¥ 223,613	¥ 218,574	¥ (5,039)	(2.3)	¥ 794,168
Investment Income	77,560	47,182	(30,377)	(39.2)	261,588
Other Ordinary Income	48,894	89,758	40,864	83.6	202,120
Total Ordinary Revenues	350,068	355,515	5,447	1.6	1,257,877
Ordinary Expenses:					
Insurance Claims and Other Payments:	269,991	299,347	29,356	10.9	975,834
Provision for Policy and Other Reserves:	102	28	(74)	(72.6)	2,606
Investment Expenses	35,100	17,089	(18,010)	(51.3)	117,886
Operating Expenses	22,947	21,150	(1,797)	(7.8)	85,533
Other Ordinary Expenses	10,891	11,081	190	1.7	44,156
Total Ordinary Expenses	339,033	348,697	(9,664)	2.9	1,226,018
Ordinary Profit	11,034	6,818	(4,216)	(38.2)	31,859
Extraordinary Gains	47	268	221	469.8	227
Extraordinary Losses	782	568	(214)	(27.3)	7,214
Provision for Reserve for Policyholder Dividends	3,165	3,117	(48)	(1.5)	11,915
Income Before Income Taxes	7,134	3,401	(3,732)	(52.3)	12,956
Income Taxes:					
Current	28	(737)	(766)	(2,677.9)	36
Deferred	2,713	2,251	(461)	(17.0)	5,899
Net Income	4,391	1,886	(2,505)	(57.0)	7,020
Unappropriated Surplus at Beginning of Period	25,591	26,414	822	3.2	25,591
Transfer from land revaluation	1,589	-	(1,589)	(100.0)	1,081
Unappropriated Surplus at End of Period	¥ 31,572	¥ 28,300	¥ (3,271)	(10.4)	¥ 33,692

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (T&D Holdings) was established, as a life insurance holding company, through which Taiyo Life Insurance Company (the "Company"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life"), have become wholly-owned subsidiaries, through share transfer. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

Through the year ended March 31, 2004, available-for-sale securities were translated into Japanese yen at the average foreign exchange rate in month of the balance sheet date. However, it was translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date in order to be unified accounting policies applied among consolidated companies of T&D Holdings after April 1, 2004. As a result of the accounting change, securities decreased by ¥9,674 million and net unrealized gains on securities decreased by ¥6,182 million and deferred tax assets increased by ¥3,492 million as of June 30, 2004.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(c) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Through the year ended March 31, 2004, in prospects of decline of the fair value of any particular available-for-sale security is considered to be a permanent impairment. However, the Company has applied such stricter rules for impairment of marketable available-for-sale securities in order to be unified accounting prospective applied among consolidated companies of T&D Holdings after April 1, 2004. As a result of this prospective, devaluation losses on securities and income before income taxes increased by ¥385 million for the three months ended June 30, 2004. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

Through the year ended March 31, 2004, in prospects of decline of the fair value, the average price in month of the balance sheet date is applied for equity securities. However, it calculates at the month-end price for all securities in order to be unified accounting policies applied among consolidated companies of T&D Holdings after April 1, 2004. As a result of the accounting change, securities increased by ¥11,593 million and net unrealized gains on securities increased by ¥7,408 million and deferred tax assets decreased by ¥4,185 million as of June 30, 2004.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, by comparison of the duration of bonds with that of underlying policies.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides a quarter of estimated annual reserve.

(f) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant or level amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(g) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and gain on a plan amendment are charged or credited to income when incurred.

(h) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the three months, the Company provides a quarter of estimated annual provision.

(i) Income taxes

In Japan, consolidated tax returns were not permitted until the year ended March 31 2002; accordingly, the Company, Daido Life, T&D Financial Life and its domestic subsidiaries have filed separate tax returns. For the three months ended June 30, 2004, T&D Holdings was permitted to and filed a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 3 to 50 years for buildings and structures and 3 to 20 years for equipment.

(k) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(l) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(m) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is reported as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(n) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheets or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheets, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheets and are reclassified into income when the related hedged item impacts income.

The Company designates specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, the Company does not apply such designation.

Through the year ended March 31, 2004, gross gains and losses from means for fair value hedge by foreign exchange contract had been included in 'foreign exchange gains (losses), net' and those from hedged items had been included in 'gains (losses) from derivatives, net.' However, these gains and losses were offset, in order to be unified accounting policies applied among consolidated companies of T&D Holdings after April 1, 2004. As a result of this accounting change, ordinary revenue and ordinary expense decreased by ¥9,031 millions as of June 30, 2004.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Business Highlights (Non-consolidated)

(1) Total Number of Policies and Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of June 30, 2003				As of June 30, 2004				As of March 31, 2004	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	4,109	90.7	109,885	106.6	3,791	92.3	120,693	109.8	3,871	115,779
Individual annuities	1,556	95.8	46,429	94.5	1,485	95.5	44,297	95.4	1,505	44,999
Subtotal	5,665	92.0	156,314	102.7	5,277	93.1	164,990	105.6	5,376	160,778
Group insurance	-	-	111,870	99.7	-	-	106,729	95.4	-	109,161
Group annuities	-	-	8,102	100.6	-	-	7,107	87.7	-	7,446

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of New Policies and New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Three months ended June 30, 2003					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	94	84.1	9,444	167.6	7,252	2,192
Individual annuities	6	71.0	80	32.6	173	(93)
Subtotal	101	83.1	9,524	161.9	7,426	2,098
Group insurance	-	-	1,780	862.0	1,780	-
Group annuities	-	-	-	0.0	-	-

Category	Three months ended June 30, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	95	101.0	9,611	101.8	7,727	2,383
Individual annuities	1	20.5	(34)	-	45	(79)
Subtotal	97	95.9	9,576	100.5	7,272	2,304
Group insurance	-	-	16	0.9	16	-
Group annuities	-	-	2	-	2	-

Category	Year ended March 31, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	318	82.9	27,972	133.8	21,561	6,410
Individual annuities	16	51.5	170	20.2	461	(291)
Subtotal	334	80.5	28,142	129.4	22,023	6,119
Group insurance	-	-	2,340	219.2	2,340	-
Group annuities	-	-	0	6.8	0	-

Notes: 1. Number of new policies included net increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	As of June 30, 2003				As of June 30, 2004				As of March 31, 2004	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	64	100.2	3,061	115.2	53	82.6	3,281	107.2	231	12,018
Individual annuities	17	84.2	535	85.4	9	54.4	278	52.0	54	1,608
Subtotal	82	96.3	3,597	109.5	63	76.5	3,560	99.0	286	13,626
Group insurance	-	-	8	17.9	-	-	0	4.3	-	378

Note: Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(4) Surrender and Lapse Rate (year-on-year difference)

(%)

Category	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Individual insurance	2.92	2.83	11.45
Individual annuities	1.12	0.62	3.37
Subtotal	2.36	2.21	8.92
Group insurance	0.01	0.00	0.34

Note: The rates are not annualized.

(5) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category		Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Average assumed investment yield (annualized)	Total, including others	3.01%	2.88%	2.96%
	Individual insurance & Individual annuities	3.27%	3.10%	3.20%
Amount of negative spread		5,907	10,699	30,217

Notes:

1. *Method of calculating negative spread:*
   (Yield on investment revenues and expenses in core profit [0.53%] - Average assumed investment yield [0.71%])
   x Policy reserve in general account [5,843.5 billion yen]
2. *Yield on investment revenues and expenses in core profit and average assumed rate of return as in 1 above represent the pre-annualized rate of return calculated as in the notes 4 and 5 hereunder.*
3. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
   Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)
4. *"Yield on investment revenues and expenses in core profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
5. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*

(6) Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Core profit A	10,655	7,941	37,551
Capital gains/losses B	878	(817)	(3,616)
Other one-time gains/losses C	(499)	(305)	(2,076)
Ordinary profit A + B + C	11,034	6,818	31,859

Notes: 1. In respect to three months ended June 30, 2003, income gains of 794 million yen were included in core profit rather than in profits on investment in monetary trusts.

2. In respect to three months ended June 30, 2004, income gains of 389 million yen were included in core profit rather than in profits on investment in monetary trusts.

3. In respect to FY 2003 ended March 31, 2004, income gains of 2,072 million yen were included in core profit rather than in profits on investment in monetary trusts.

(7) Solvency Margin Ratio

(Millions of Yen)

Items		As of June 30, 2003	As of June 30, 2004	As of March 31, 2004
Total solvency margin	(A)	482,590	510,864	532,343
Equity (less certain items)		118,609	109,385	108,607
Reserve for price fluctuations		2,703	8,156	7,591
Contingency reserve		54,845	56,104	55,815
Reserve for possible loan losses		2,142	2,278	2,312
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		59,266	126,087	161,042
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(5,894)	(9,040)	(9,040)
Excess of amount of policy surrender payment		114,182	98,356	102,199
Unallotted portion of reserve for policyholder dividends		23,437	22,081	21,798
Future profits		5,633	5,957	5,957
Deferred tax assets		37,664	36,497	36,057
Subordinated debt		85,000	55,000	55,000
Deductible items		(15,000)	0	(15,000)
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	(B)	121,271	121,269	123,321
Insurance risk	R_1	33,154	34,013	33,694
Assumed investment yield risk	R_2	28,929	25,843	26,302
Investment risk	R_3	84,666	87,484	89,221
Business risk	R_4	2,935	2,946	2,984
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		795.9%	842.5%	863.3%

Notes: 1. *Figures as of March 31, 2004 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of June 30, 2003 and as of June 30, 2004 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.*

2. *"Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on securities and estimated appropriation paid in cash.*

3. *"Deductible items" in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

(8) Adjusted Net Assets

(Millions of Yen)

Item	As of June 30, 2003	As of June 30, 2004	As of March 31, 2004
Adjusted net assets	411,819	385,352	451,936

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(9) Asset Composition (General Account)

(Millions of Yen, %) [Reference]

Category	As of June 30, 2003		As of June 30, 2004		As of March 31, 2004		[Reference] As of June 30, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash, deposits & call loans	179,768	2.8%	138,909	2.2%	148,589	2.3%	138,909	2.2%
Securities repurchased under resale agreements	-	-	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-	-	-
Monetary claims purchased	36,855	0.6	50,203	0.8	55,092	0.9	50,698	0.8
Securities under proprietary accounts	-	-	-	-	-	-	-	-
Monetary trusts	57,188	0.9	29,865	0.5	30,880	0.5	28,568	0.5
Securities	3,686,802	56.5	3,860,203	61.2	3,912,075	61.2	3,719,611	59.8
Domestic bonds	2,220,510	34.0	2,319,882	36.8	2,415,965	37.8	2,307,459	37.1
Domestic stocks	380,596	5.8	582,404	9.2	549,923	8.6	462,889	7.4
Foreign securities	1,014,419	15.6	877,685	13.9	862,802	13.5	872,859	14.0
Foreign bonds	858,248	13.2	738,246	11.7	728,265	11.4	732,448	11.8
Foreign stocks and other securities	156,171	2.4	139,439	2.2	134,536	2.1	140,410	2.3
Other securities	71,275	1.1	80,231	1.3	83,384	1.3	76,403	1.2
Loans	2,139,545	32.8	1,935,238	30.7	1,964,561	30.7	1,935,238	31.1
Policy loans	121,062	1.9	117,031	1.9	120,081	1.9	117,031	1.9
Commercial loans	2,018,483	30.9	1,818,207	28.8	1,844,479	28.8	1,818,207	29.2
Property and equipment	190,863	2.9	185,719	2.9	186,434	2.9	185,719	3.0
Deferred tax assets	52,091	0.8	20,137	0.3	8,368	0.1	70,712	1.1
Deferred tax assets concerning revaluation	13,027	0.2	1,831	0.0	1,831	0.0	1,831	0.0
Other assets	170,057	2.6	92,180	1.5	89,589	1.4	92,238	1.5
Reserve for possible loan losses	(3,227)	(0.0)	(3,734)	(0.1)	(3,995)	(0.1)	(3,734)	(0.1)
Total	6,522,972	100.0	6,310,555	100.0	6,393,428	100.0	6,219,794	100.0
Foreign-currency-denominated assets included	1,056,107	16.2	887,444	14.1	866,976	13.6	883,374	14.2

Note: The "Reference" column indicates the composition of assets before marking to market.

(10) Current fair value information on securities (General Account Assets)

(a) Current fair value information on securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of June 30, 2003				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities	36,957	37,498	541	541	(0)
Domestic bonds	5,961	6,503	541	541	-
Monetary claims purchased	30,995	30,995	(0)	0	(0)
Certificate of deposit	-	-	-	-	-
Policy reserve matching bonds	836,544	856,645	20,101	23,418	(3,316)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale securities	2,661,387	2,727,239	65,851	130,243	(64,391)
Domestic bonds	1,332,739	1,378,005	45,265	48,223	(2,957)
Domestics stocks	381,345	354,201	(27,144)	17,300	(44,444)
Foreign securities	878,348	923,211	44,862	61,126	(16,263)
Foreign bonds	797,809	858,248	60,438	60,802	(364)
Foreign stocks and other securities	80,539	64,963	(15,575)	323	(15,899)
Other securities	63,228	65,961	2,733	3,457	(723)
Money claims purchased	5,725	5,859	133	135	(1)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,534,889	3,621,383	86,494	154,202	(67,708)
Domestic bonds	2,175,245	2,241,153	65,908	72,182	(6,274)
Domestic stocks	381,345	354,201	(27,144)	17,300	(44,444)
Foreign securities	878,348	923,211	44,862	61,126	(16,263)
Foreign bonds	797,809	858,248	60,438	60,802	(364)
Foreign stock and other securities	80,539	64,963	(15,575)	323	(15,899)
Other securities	63,228	65,961	2,733	3,457	(723)
Monetary claims purchased	36,721	36,855	133	135	(1)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificate of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

3. The month-average value during June 30, 2003 is applied to the current fair value of domestic and foreign shares and the exchange rate of foreign-currency-dominated assets.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of June 30, 2003
Held-to-maturity securities	10,000
Unlisted foreign bonds	-
Others	10,000
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	18,816
Available for sale securities	104,150
Unlisted domestic stocks (except OTC-traded stocks)	8,032
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	6,117
Total	132,966

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities	209,462	199,298	(10,163)	439	(10,603)
Domestic bonds	178,466	168,286	(10,179)	423	(10,602)
Monetary claims purchased	30,996	31,012	15	16	(0)
Certificate of deposit	-	-	-	-	-
Policy reserve matching bonds	1,252,043	1,221,310	(30,733)	2,134	(32,867)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale securities	2,201,364	2,341,521	140,157	165,615	(25,458)
Domestic bonds	876,949	889,372	12,422	18,404	(5,981)
Domestics stocks	450,373	569,888	119,514	125,222	(5,708)
Foreign securities	781,913	786,800	4,886	17,374	(12,487)
Foreign bonds	732,448	738,246	5,798	16,210	(10,412)
Foreign stocks and other securities	49,465	48,553	(911)	1,163	(2,075)
Other securities	72,425	76,253	3,827	4,609	(781)
Money claims purchased	19,702	19,207	(494)	4	(499)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,662,870	3,762,131	99,260	168,189	(68,928)
Domestic bonds	2,307,459	2,278,969	(28,489)	20,961	(49,451)
Domestic stocks	450,373	569,888	119,514	125,222	(5,708)
Foreign securities	781,913	786,800	4,886	17,374	(12,487)
Foreign bonds	732,448	738,246	5,798	16,210	(10,412)
Foreign stock and other securities	49,465	48,553	(911)	1,163	(2,075)
Other securities	72,425	76,253	3,827	4,609	(781)
Monetary claims purchased	50,698	50,219	(479)	20	(500)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificate of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

3. The month-average value during June 30, 2004 is applied to the current fair value of domestic and foreign shares and the exchange rate of foreign-currency-dominated assets.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of June 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	4,822
Available for sale securities	102,666
Unlisted domestic stocks (except OTC-traded stocks)	7,693
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	4,973
Total	107,489

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)
Monetary claims purchased	34,998	34,998	(0)	0	(0)
Certificate of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale securities	2,146,103	2,325,096	178,993	194,708	(15,714)
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)
Domestics stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stocks and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Money claims purchased	20,229	20,093	(135)	31	(167)
Certificate of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,674,918	3,843,839	168,921	201,515	(32,593)
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)
Domestic stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stock and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Monetary claims purchased	55,227	55,091	(136)	31	(167)
Certificate of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificate of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

3. The month-average value during March 31, 2004 is applied to the current fair value of domestic and foreign shares and the exchange rate of foreign-currency-dominated assets.

*The cost/carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	19,632
Available for sale securities	98,731
Unlisted domestic stocks (except OTC-traded stocks)	7,735
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	996
Total	118,363

(b) Current fair value information on monetary trusts

(Millions of Yen)

Category	As of June 30, 2003					As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Monetary trusts	57,188	57,188	-	-	-	29,865	29,865	-	-	-

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Monetary trusts	30,880	30,880	-	-	-

• Monetary trusts for investment

(Millions of Yen)

Category	As of June 30, 2003		As of June 30, 2004		As of March 31, 2004	
	Carrying value before mark-to-market	Net valuation gains/losses	Carrying value before mark-to-market	Net valuation gains/losses	Carrying value before mark-to-market	Net valuation gains/losses
Monetary trusts for investment	57,138	3,549	29,815	(263)	30,830	(54)

Notes: All assets in monetary trusts are disclosed since fiscal year ended March 31, 2004. As such, figures ended June 20, 2003 are revised as follows:
Before (listed on carrying value): 55,637 million yen; After (includes net valuation gains/losses in fiscal 2003: 3,431 million yen)

• Monetary trusts for held-to-maturity, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of June 30, 2003					As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities		-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net gains/losses	Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-

(c) Current fair value information on real estate

(Millions of Yen)

Category	As of June 30, 2003					As of June 30, 2004				
	Carrying value	Current fair value	Net gains/losses	Gains	Losses	Carrying value	Current fair value	Net gains/losses	Gains	Losses
Land	106,628	100,761	(5,866)	1,223	(7,090)	105,845	96,843	(9,002)	2,721	(11,724)
Leasehold	156	128	(27)	11	(39)	156	118	(38)	11	(49)
Total	106,784	100,890	(5,894)	1,235	(7,130)	106,002	96,961	(9,040)	2,732	(11,773)

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net gains/losses	Gains	Losses
Land	105,845	96,843	(9,002)	2,721	(11,724)
Leasehold	156	118	(38)	11	(49)
Total	106,002	96,961	(9,040)	2,732	(11,773)

Note: Current fair value are calculated based on the posted price.

(d) Current fair value information on derivative transactions (total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of Yen)

	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
With hedge accounting	4,758	10,017	-	-	-	14,776
Without hedge accounting	430	1,524	(3,393)	-	-	(1,438)
Total	5,189	11,541	(3,393)	-	-	13,338

Notes: 1. Net profits/losses with fair value hedge accounting (currncy-related: 10,017 million yen) and without hedge accounting applied hedge accounting transactions are recorded on the statement of operations.

2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest on interest-rate-swap transactions applied hedge accounting.

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2003				As of June 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
Exchange	Interest rate futures												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Forward rate agreement												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Interest rate swaps												
	Receipts fixed, payments floating	321,082	225,827	13,751	13,751	266,453	181,783	5,189	5,189	291,763	192,993	7,118	7,118
	Payments fixed, receipts floating	100,000	-	(948)	(948)	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Sold	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
Total		-	-	-	12,802	-	-	-	5,189	-	-	-	7,118

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2003				As of June 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
Exchange	Currency futures												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Currency future options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Forward currency agreem												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange contract												
	Sold	544,756	-	545,589	(832)	671,916	-	660,374	11,541	634,034	-	612,246	21,787
	US dollar	249,741	-	252,391	(2,650)	274,737	-	268,112	6,625	255,763	-	248,920	6,843
	Euro	223,551	-	221,445	2,105	303,142	-	298,922	4,219	273,158	-	259,675	13,483
	British pound	35,375	-	35,729	(353)	5,223	-	5,078	145	15,424	-	15,558	(133)
	Canadian dollar	17,378	-	17,727	(349)	31,547	-	31,300	247	53,218	-	52,770	448
	Swedish krona	18,710	-	18,295	414	57,264	-	56,959	304	36,468	-	35,321	1,146
	Bought	10,616	-	10,675	59	-	-	-	-	-	-	-	-
	US dollar	10,616	-	10,675	59	-	-	-	-	-	-	-	-
	Currency options												
	Sold												
	Call	173,189	-			-	-			-	-		
		[966]		1,661	(695)	[-]		-	-	[-]		-	-
	US dollar	68,674	-			-	-			-	-		
		[396]		663	(266)	[-]		-	-	[-]		-	-
	Euro	66,849	-			-	-			-	-		
		[436]		465	(28)	[-]		-	-	[-]		-	-
	British pound	5,830	-			-	-			-	-		
		[38]		111	(72)	[-]		-	-	[-]		-	-
	Canadian dollar	25,559	-			-	-			-	-		
		[78]		415	(337)	[-]		-	-	[-]		-	-
	Swedish krona	6,275	-			-	-			-	-		
		[16]		6	10	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	164,326	-			-	-			-	-		
		[966]		184	(781)	[-]		-	-	[-]		-	-
	US dollar	65,088	-			-	-			-	-		
		[396]		16	(380)	[-]		-	-	[-]		-	-
	Euro	64,253	-			-	-			-	-		
		[436]		148	(288)	[-]		-	-	[-]		-	-
	British pound	5,610	-			-	-			-	-		
		[38]		-	(38)	[-]		-	-	[-]		-	-
	Canadian dollar	23,575	-			-	-			-	-		
		[78]		3	(74)	[-]		-	-	[-]		-	-
	Swedish krona	5,800	-			-	-			-	-		
		[16]		15	0	[-]		-	-	[-]		-	-
	Currency swap	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Sold	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Total	-	-	-	(2,251)	-	-	-	11,541	-	-	-	21,787

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Exchange rate as of the end of each fiscal year is used for futures rate .

3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

4. Valuation gans/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2003 Contracted value or notional principal amount	Over 1 year	Current fair value	Valuation gains (losses)	As of June 30, 2004 Contracted value or notional principal amount	Over 1 year	Current fair value	Valuation gains (losses)	As of March 31, 2004 Contracted value or notional principal amount	Over 1 year	Current fair value	Valuation gains (losses)
Exchange	Stock index futures												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Stock index options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Stock options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Forward agreement												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Stock index futures												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	70,000	-			89,957	-			79,947	-		
		[1,563]		579	(983)	[5,192]		1,799	(3,393)	[4,590]		2,393	(2,197)
	Stock index options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	899	-			-	-			-	-		
		[12]		9	2	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Total	-	-	-	(980)	-	-	-	(3,393)	-	-	-	(2,197)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gans/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(v) Bond-related derivative transactions

(Millions of Yen)

Category	Type	As of June 30, 2003				As of June 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
Exchange	Bond futures												
	Sold	-	-	-	-	-	-	-	-	-	-	-	-
	Bought	-	-	-	-	-	-	-	-	-	-	-	-
	Bond futures options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Options												
	Sold												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	31,734	-			-	-			-	-		
		[92]		419	(326)	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
Total		-	-	-	(326)	-	-	-	-	-	-	-	-

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.
2. Valuation gans/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(vi) Others

(Millions of Yen)

Category	Type	As of June 30, 2003				As of June 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Credit default swap												
	Protection short position	10,000	10,000	(3)	(3)	-	-	-	-	-	-	-	-
	Protection long position	-	-	-	-	-	-	-	-	-	-	-	-
Total		-	-	-	(3)	-	-	-	-	-	-	-	-

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2004)

August 12, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

(1) Results of Operations

Note: Since the disclosure of quarterly business outline started from for the three months ended June 30, 2003, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2004	¥311,521million	(6.8)	¥32,689 million	68.6	¥24,416 million	5.9	¥16,994 million	115.9
Three months ended June 30, 2003	¥334,207 million	-	¥19,383 million	-	¥23,061 million	-	¥7,872 million	-
FY2003 ended March 31, 2004	¥1,190,304 million	0.7	¥104,792 million	127.7	¥107,354 million	21.0	¥38,052 million	232.5

	Net Income per Share
Three months ended June 30, 2004	¥11,329.86
Three months ended June 30, 2003	¥5,248.20
FY2003 ended March 31, 2004	¥25,320.30

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2004: 1,500,000; for the three months ended June 30, 2003: 1,500,000; for the fiscal year ended March 31, 2004: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2004	¥5,948,135 million	¥288,755 million	4.9%	¥192,503.76
As of June 30, 2003	¥5,961,391 million	¥212,549 million	3.6%	¥141,699.39
As of March 31, 2004	¥6,017,918 million	¥293,053 million	4.9%	¥195,320.80

Notes:

1. *Number of outstanding shares at the end of the term: for the three months ended June 30, 2004: 1,500,000; for the three months ended June 30, 2003: 1,500,000; for the fiscal year ended March 31, 2004: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Three Month Ended June 30, 2004"*.

Supplementary Materials for the Three Months Ended June 30, 2004

1. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

2. Business Highlights (Non-Consolidated)

Unaudited Non-Consolidated Condensed Quarterly Financial Statements

Daido Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)	As of June 30, 2003	As of June 30, 2004	Increase (decrease)	%	As of March 31, 2004
Assets:					
Cash and Deposits	¥ 493,667	¥ 318,073	¥ (175,593)	(35.6)	¥ 282,151
Call Loans	-	20,000	20,000	-	75,000
Monetary Claims Purchased	26,999	40,998	13,999	51.9	72,998
Monetary Trusts	160,692	240,442	79,750	49.6	248,920
Securities	3,812,086	3,968,934	156,848	4.1	3,973,661
Loans	1,172,031	1,109,788	(62,242)	(5.3)	1,122,136
Property and Equipment	174,866	156,080	(18,785)	(10.7)	157,311
Due from Agency	5,199	1,791	(3,408)	(65.5)	1,902
Due from Reinsurers	1,153	1,193	40	3.5	1,209
Other Assets	79,655	68,162	(11,492)	(14.4)	69,556
Deferred Tax Assets	41,351	26,321	(15,029)	(36.3)	16,790
Reserve for Possible Loan Losses	(6,311)	(3,654)	2,656	(42.1)	(3,721)
Total Assets	¥ 5,961,391	¥ 5,948,135	¥ (13,256)	(0.2)	¥ 6,017,918
Liabilities:					
Policy Reserves	¥ 5,562,934	¥ 5,453,570	¥ (109,364)	(2.0)	¥ 5,514,531
Due to Agency	-	0	0	-	-
Due to Reinsurers	429	583	153	35.8	599
Other Liabilities	92,084	107,067	14,983	16.3	111,890
Reserve for Employees' Retirement Benefits	63,769	65,419	1,650	2.6	65,426
Reserve for Directors' and Corporate Auditors' Retirement Benefits	-	1,502	1,502	-	1,531
Reserve for Losses on Sale of Loans	63	-	(63)	(100.0)	64
Reserve for Price Fluctuations	29,560	31,235	1,674	5.7	30,820
Total Liabilities	5,748,842	5,659,379	(89,463)	(1.6)	5,724,865
Stockholder's Equity:					
Common Stock					
Authorized – 6,000,000 shares					
Issued – 1,500,000 shares	75,000	75,000	-	-	75,000
Capital Surplus	54	54	-	-	54
Retained Earnings	56,564	99,167	42,602	75.3	86,744
Net Unrealized Gains on Securities	80,930	114,534	33,603	41.5	131,254
Total Stockholder's Equity	212,549	288,755	76,206	35.9	293,053
Total Liabilities and Stockholder's Equity	¥ 5,961,391	¥ 5,948,135	¥ (13,256)	(0.2)	¥ 6,017,918

See notes to unaudited non-consolidated condensed quarterly financial statements.

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	Three months ended June 30, 2003	Three months ended June 30, 2004	Increase (decrease)	%	Year ended March 31, 2004
Ordinary Revenues:					
Income from Insurance Premiums	¥ 259,280	¥ 211,237	¥ (48,042)	(18.5)	¥ 928,260
Investment Income	60,657	42,416	(18,241)	(30.1)	194,634
Other Ordinary Income	14,269	57,867	43,598	305.5	67,410
Total Ordinary Revenues	334,207	311,521	(22,685)	(6.8)	1,190,304
Ordinary Expenses:					
Insurance Claims and Other Payments:	260,213	242,114	(18,098)	(7.0)	910,190
Provision for Policy and Other Reserves:	251	240	(11)	(4.4)	988
Investment Expenses	23,739	5,546	(18,192)	(76.6)	49,887
Operating Expenses	27,411	27,936	524	1.9	108,698
Other Ordinary Expenses	3,208	2,993	(214)	(6.7)	15,746
Total Ordinary Expenses	314,823	278,832	(35,991)	(11.4)	1,085,512
Ordinary Profit	19,383	32,689	13,306	68.6	104,792
Extraordinary Gains	57	185	127	222.6	4,211
Extraordinary Losses	742	575	(166)	(22.5)	17,513
Provision for Reserve for Policyholder Dividends	5,778	5,920	141	2.5	30,521
Income Before Income Taxes	12,919	26,378	13,459	104.2	60,969
Income Taxes:					
Current	4,527	9,465	4,937	109.0	26,279
Deferred	519	(81)	(600)	-	(3,361)
Net Income	7,872	16,994	9,122	115.9	38,052
Unappropriated Surplus at Beginning of Period	5,772	23,585	17,813	308.6	5,772
Transfer from appropriated retained earnings	10	15	4	50.0	74
Unappropriated Surplus at End of Period	¥ 13,654	¥ 40,595	¥ 26,940	197.3	¥ 43,898

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (T&D Holdings) was established, as a life insurance holding company, through which Daido Life Insurance Company (the "Company"), Taiyo Life Insurance Company ("Taiyo Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life"), have become wholly-owned subsidiaries, through share transfer. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(c) *Investments in securities other than subsidiaries and affiliates*

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

(d) *Reserve for possible loan losses*

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the internal audit division, which is independent from business-related division, before the reserve amount is finally determined.

(e) *Reserve for price fluctuations*

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides a quarter of estimated annual reserve.

(f) *Policy reserve*

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(g) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Japanese Commercial Code.

(h) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net actuarial gains or losses is charged or credited to income when incurred.

The Company amended its employees' retirement plans by transforming a part of defined benefit plan into defined contribution plan. The amendments of the plan are accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Statement for Transfers between Retirement Benefit Plans".

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the three months, the Company provides a quarter of estimated annual provision.

(j) Income taxes

In Japan, consolidated tax returns were not permitted until the year ended March 31 2002; accordingly, the Company, Taiyo Life, T&D Financial Life and its domestic subsidiaries have filed separate tax returns. For the three months ended June 30, 2004, T&D Holdings was permitted to and filed a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheets and lease payments are charged to income when incurred.

(n) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates, stock and bonds prices for assets in the balance sheets or for future investments, and to manage the differences in the durations of its assets and liabilities.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheets, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but their contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheets and are reclassified into income when the related hedged item impacts income.

The Company designates specifically derivative financial instruments as hedging instruments. Although insurance companies in Japan are allowed to use hedge accounting to macro hedge designation, the Company does not apply such designation.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Business Highlights (Non-Consolidated)

Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amounted to 100%.

(1) Total Policy Amount in Force

(100 Millions of Yen)

Category	As of June 30, 2003	As of June 30, 2004	As of March 31, 2004
Individual insurance and individual annuities	390,307	392,840	392,948
Individual term life insurance	345,659	349,897	349,641
Group insurance	125,176	121,552	122,233
Group annuities	24,241	22,132	22,963

Notes:

1. *Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *Policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

(2) New Policy Amount

(100 Millions of Yen)

Category	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Individual insurance and individual annuities	8,866	10,037	43,097
Individual term life Insurance	8,386	9,543	40,873

Notes:

1. *Includes net increase from conversion.*
2. *New policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

(3) Term Life Insurance Policies by Dividend Type

(100 Millions of Yen, %)

Category	Policies in Force					
	As of June 30, 2003		As of June 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	228,583	66.1	217,609	62.2	220,253	63.0
Semi-participating	76,613	22.2	77,644	22.2	77,345	22.1
Non-participating	40,462	11.7	54,643	15.6	52,042	14.9
Total	345,659	100.0	349,897	100.0	349,641	100.0

Category	New Policies					
	Three months ended June 30, 2003		Three months ended June 30, 2004		Year ended March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2,303	27.5	2,897	30.4	12,305	30.2
Semi-participating	1,752	20.9	2,191	23.0	8,555	21.0
Non-participating	4,319	51.6	4,436	46.6	19,914	48.8
Total	8,375	100.0	9,525	100.0	40,775	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *New policies do not include net increase from conversion.*

(4) Surrender and Lapse Amount

(100 Millions of Yen)

Category	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Individual insurance and individual annuities	9,362	7,936	33,177

(5) Surrender and Lapse Rate

(%)

Category	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Individual insurance and individual annuities	2.38	2.02	8.44

Notes:

1. *Surrender and Lapse Rates are calculated based on surrender and lapse amount divided by policy amount in force at the beginning of the year.*
2. *Surrender and Lapse Rates for the three months ended June 30, 2004 and 2003 are not annualized.*

(6) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category		Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Core profit	A	23,061	24,416	107,354
Capital gains/losses	B	(3,494)	8,596	144
Other one-time gains/losses	C	(184)	(323)	(2,706)
Ordinary profit	A + B + C	19,383	32,689	104,792

(Reference) Negative Spread

(Millions of Yen)

Category	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Negative Spread	(5,193)	(7,448)	(12,973)
Investment yield on core profit	2.27%	2.05%	2.40%
Average assumed investment yield	2.67%	2.64%	2.66%
Policy reserves in general accounts	5,136,946	5,064,319	5,064,445

Notes:

1. *Negative spread is calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts".
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment gains/ losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account."
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*
   **Policy reserves represent policy reserves within general accounts except contingency reserve."*

(7) Solvency Margin Ratio

(Millions of Yen)

Items	As of June 30, 2003	As of June 30, 2004	As of March 31, 2004
Total solvency margin (A)	478,751	606,360	600,502
Equity (less certain items)	128,919	166,951	155,666
Reserve for price fluctuations	29,560	31,235	30,820
Contingency reserve	75,468	76,780	76,457
Reserve for possible loan losses	3,079	1,027	1,055
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	114,004	161,341	184,894
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(14,204)	(12,322)	(12,242)
Excess of amount of policy surrender payment	108,512	112,043	112,095
Unallotted portion of reserve for policyholder dividends	7,634	7,783	7,545
Future profits	11,557	11,841	15,260
Deferred tax assets	29,218	49,679	43,947
Subordinated debt	-	-	-
Deductible items	(15,000)	-	(15,000)
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	95,224	122,198	116,047
Insurance risk R_1	34,707	34,518	34,578
Assumed investment yield risk R_2	22,289	21,566	21,673
Investment risk R_3	63,786	92,552	86,115
Business risk R_4	2,415	2,972	2,847
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$	1,005.5%	992.4%	1,034.9%

Notes:

1. *The above ratio as of March 31, 2004 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratios as of June 30, 2004 and 2003 are calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *Equity represents equity on the balance sheet less each of the followings:*
   a) *As of March 31, 2004: net unrealized gains on securities, deferred gain on sale of real estate and appropriation paid in cash.*
   b) *As of June 30, 2004 and 2003: net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates as of June 30, 2004 and March 31, 2004 are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price. Net unrealized gains (losses) on real estates as of June 30, 2003 is calculated by the method of posted price.*
4. *Deductible items as of June 30, 2003 and as of March 31, 2004 in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

(8) Adjusted Net Assets

(Millions of Yen)

Item	As of June 30, 2003	As of June 30, 2004	As of March 31, 2004
Adjusted net assets	560,823	597,852	632,528

Note: Adjusted net assets are calculated based on the regulatory standard.

(9) Asset Composition (General Account)

(Millions of Yen, %)

Category	As of June 30, 2003		As of June 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	492,320	8.5%	336,662	5.8%	354,641	6.1%
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	26,999	0.5	40,998	0.7	72,998	1.2
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	160,692	2.8	240,442	4.2	248,920	4.2
Securities	3,649,907	63.0	3,817,497	65.9	3,821,523	65.2
Domestic bonds	2,631,516	45.4	2,451,507	42.3	2,490,882	42.5
Domestic stocks	233,737	4.0	356,310	6.2	339,138	5.8
Foreign securities	587,476	10.1	594,520	10.3	614,763	10.5
Foreign bonds	443,088	7.6	435,131	7.5	436,977	7.5
Foreign stocks and other securities	144,388	2.5	159,388	2.8	177,786	3.0
Other securities	197,176	3.4	415,159	7.2	376,739	6.4
Loans	1,172,031	20.2	1,109,788	19.2	1,122,136	19.1
Policy loans	77,581	1.3	79,673	1.4	79,886	1.4
Commercial loans	1,094,450	18.9	1,030,115	17.8	1,042,249	17.8
Property and equipment	173,719	3.0	154,867	2.7	156,115	2.7
Deferred tax assets	41,351	0.7	26,321	0.5	16,790	0.3
Other assets	84,652	1.5	66,442	1.1	70,919	1.2
Reserve for possible loan losses	(6,311)	(0.1)	(3,654)	(0.1)	(3,721)	(0.1)
Total	5,795,363	100.0	5,789,367	100.0	5,860,325	100.0
Foreign currency denominated assets	404,086	7.0	397,780	6.9	431,280	7.4

(10) Fair Value Information on Securities and Others (General Account)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2003				
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains(Losses)		
				Gains	Losses
Held-to-maturity securities	1,577,000	1,672,562	95,561	96,735	1,173
Domestic securities	1,504,204	1,597,770	93,565	94,421	855
Foreign securities	72,795	74,791	1,995	2,313	318
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,874,251	2,000,407	126,155	136,956	10,801
Domestic bonds	1,070,486	1,127,311	56,825	57,193	367
Domestic stocks	166,043	204,352	38,308	42,806	4,498
Foreign securities	381,687	403,793	22,106	24,604	2,498
Foreign bonds	347,869	370,292	22,422	23,024	601
Foreign stocks and other securities	33,817	33,501	(316)	1,579	1,896
Other securities	185,134	192,404	7,270	9,569	2,299
Monetary claims purchased	26,999	26,999	-	-	-
Certificates of deposit	10,000	10,000	-	-	-
Monetary trusts	33,900	35,546	1,645	2,783	1,138
Total	3,451,252	3,672,969	221,717	233,692	11,974
Domestic bonds	2,574,691	2,725,082	150,391	151,614	1,223
Domestic stocks	166,043	204,352	38,308	42,806	4,498
Foreign securities	454,483	478,585	24,101	26,918	2,816
Foreign bonds	420,665	445,083	24,418	25,338	919
Foreign stocks and other securities	33,817	33,501	(316)	1,579	1,896
Other securities	185,134	192,404	7,270	9,569	2,299
Monetary claims purchased	26,999	26,999	-	-	-
Certificates of deposit	10,000	10,000	-	-	-
Monetary trusts	33,900	35,546	1,645	2,783	1,138

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 174 million yen as of June 30, 2003.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	18,888
Available-for-sale securities	88,897
Unlisted domestic stocks (excluding over-the-counter stocks)	10,496
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	18,400
Total	107,786

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,558,690	1,587,532	28,842	45,195	16,353
Domestic securities	1,489,280	1,516,461	27,180	43,350	16,169
Foreign securities	69,409	71,071	1,661	1,845	183
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,077,802	2,256,437	178,635	193,153	14,518
Domestic bonds	933,831	962,227	28,396	30,212	1,816
Domestic stocks	216,780	342,620	125,839	126,611	772
Foreign securities	392,020	387,700	(4,320)	4,588	8,908
Foreign bonds	370,570	365,722	(4,848)	3,407	8,255
Foreign stocks and other securities	21,449	21,977	528	1,180	652
Other securities	385,726	406,756	21,030	22,916	1,886
Monetary claims purchased	20,000	20,000	-	-	-
Certificates of deposit	40,998	40,998	-	-	-
Monetary trusts	88,444	96,133	7,689	8,824	1,134
Total	3,636,492	3,843,969	207,477	238,349	30,871
Domestic bonds	2,423,111	2,478,688	55,577	73,563	17,985
Domestic stocks	216,780	342,620	125,839	126,611	772
Foreign securities	461,429	458,771	(2,658)	6,433	9,092
Foreign bonds	439,980	436,793	(3,186)	5,253	8,439
Foreign stocks and other securities	21,449	21,977	528	1,180	652
Other securities	385,726	406,756	21,030	22,916	1,886
Monetary claims purchased	20,000	20,000	-	-	-
Certificates of deposit	40,998	40,998	-	-	-
Monetary trusts	88,444	96,133	7,689	8,824	1,134

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 67 million yen as of June 30, 2004.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	4,021
Available-for-sale securities	95,555
Unlisted domestic stocks (excluding over-the-counter stocks)	9,668
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	25,886
Total	99,576

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value (Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic securities	1,493,950	1,542,576	48,625	55,826	7,201
Foreign securities	69,431	71,421	1,989	2,148	158
Policy reserve matching securities	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,048,706	2,253,587	204,880	216,288	11,407
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	396,348	402,474	6,125	13,073	6,947
Foreign bonds	361,733	367,545	5,812	11,434	5,622
Foreign stocks and other securities	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,612,089	3,867,584	255,495	274,262	18,767
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	465,780	473,895	8,114	15,221	7,106
Foreign bonds	431,164	438,967	7,802	13,582	5,780
Foreign stocks and other securities	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 195 million yen as of March 31, 2004.

b. Securities without fair value (Carrying Value) (Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching securities	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	94,145
Unlisted domestic stocks (excluding over-the-counter stocks)	10,046
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	24,099
Total	113,169

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of Yen)

Category	As of June 30, 2003				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	160,692	160,692	-	-	-

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	240,442	240,442	-	-	-

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	248,920	248,920	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of June 30, 2003		As of June 30, 2004		As of March 31, 2004	
	Carrying value before mark-to-market	Net valuation gains(losses)	Carrying value before mark-to-market	Net valuation gains(losses)	Carrying value before mark-to-market	Net valuation gains(losses)
Monetary trusts for investment	36,535	1,356	-	(5,360)	23,122	9,428
Investment type focused on domestic stocks	36,535	1,356	-	(5,360)	23,122	9,428

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others (Millions of Yen)

Category	As of June 30, 2003				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	122,327	124,156	1,829	2,967	1,138
Investment type focused on domestic bonds	10,720	11,078	358	377	19
Investment type focused on domestic stocks	10,937	11,671	734	1,101	366
Investment type focused on foreign securities	16,869	17,605	736	1,488	751
Balance type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	83,500	83,500	-	-	-
Jointly operated and designated monetary trusts	300	300	-	-	-
Total	122,327	124,156	1,829	2,967	1,138

Category	As of June 30, 2004				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	232,616	240,442	7,825	8,987	1,161
Investment type focused on domestic bonds	10,895	10,877	(17)	117	135
Investment type focused on domestic stocks	83,017	90,809	7,791	8,817	1,025
Investment type focused on foreign securities	390	390	-	-	-
Balance type	3,012	3,064	51	51	-
Investment type focused on collateral short-term money trust	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	232,616	240,442	7,825	8,987	1,161

Category	As of March 31, 2004				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	217,844	225,797	7,952	9,708	1,755
Investment type focused on domestic bonds	10,823	10,969	145	200	54
Investment type focused on domestic stocks	42,436	49,354	6,917	7,368	450
Investment type focused on foreign securities	26,297	27,129	831	2,079	1,247
Balance- type	2,986	3,043	57	60	2
Investment type focused on collateral short-term money trust	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	217,844	225,797	7,952	9,708	1,755

Notes:

1. Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

2. Net Unrealized Gains(Losses) above includes each of the gains/losses on derivative transactions classified as monetary trusts at the end of each fiscal year. These gains/losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of Yen)

Category	As of June 30, 2003				
	Carrying value	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Land	97,440	83,624	(13,815)	27,518	41,334
Leasehold	1,038	649	(388)	324	713
Total	98,478	84,274	(14,204)	27,843	42,047

Category	As of June 30, 2004				
	Carrying value	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Land	87,662	75,609	(12,052)	25,472	37,525
Leasehold	913	643	(270)	406	676
Total	88,576	76,253	(12,322)	25,879	38,201

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Land	88,029	76,036	(11,993)	23,283	35,276
Leasehold	913	664	(249)	343	592
Total	88,943	76,700	(12,242)	23,627	35,869

Note: Fair values as of June 30, 2004 and March 31, 2004 are basically calculated based on the appraisal price and less important properties are calculated by the method of posted price. Fair value as of June 30, 2003 is calculated based on the posted price.

4) Fair value information on derivative transactions

(i) Interest-related transactions

(Millions of Yen)

Type	As of June 30, 2003			As of June 30, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions									
Interest rate swaps:									
Receipts floating, payments fixed	61,800	(1,057)	(1,057)	147,582	2,448	2,448	167,582	680	680
Total			(1,057)			2,448			680

(ii) Currency-related transactions

(Millions of Yen)

Type	As of June 30, 2003			As of June 30, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions									
Foreign exchange contracts:									
Sold:	264,257	264,129	127	337,339	328,429	8,910	283,430	270,761	12,669
U.S. dollar	81,194	82,231	(1,036)	140,652	136,306	4,345	106,425	103,445	2,980
Euro	173,381	172,140	1,241	182,936	178,656	4,279	157,126	148,605	8,521
British pound	9,681	9,758	(77)	11,723	11,458	264	19,877	18,711	1,166
Canadian dollar	-	-	-	2,028	2,008	20	-	-	-
Bought:	286	287	0	1,191	1,188	(3)	229	229	0
U.S. dollar	286	287	0	1,191	1,188	(3)	218	219	0
Euro	-	-	-	-	-	-	10	10	0
British pound	-	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-	-
Total			128			8,906			12,669

Notes:

1. Forward exchange rates are used as the year-end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(iii) Stock-related transactions

(Millions of Yen)

Type	As of June 30, 2003			As of June 30, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions									
Stock index futures:									
Sold	93,494	96,990	(3,496)	-	-	-	22,991	24,179	(1,188)
Bought	-	-	-	36,512	37,631	1,119	14,989	15,121	131
Total			(3,496)			1,119			(1,056)

(iv) Bond-related transactions

(Millions of Yen)

Type	As of June 30, 2003			As of June 30, 2004			As of March 31, 2004		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions									
Bond futures contracts:									
Sold	179,469	175,675	3,793	38,620	38,773	(153)	42,285	41,952	332
Bought	-	-	-	-	-	-	-	-	-
Total			3,793			(153)			332

v) Others

The Company held no other derivative instruments as of June 30, 2003 and 2004 and March 31, 2004.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2004)

August 12, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable

2. Non-Consolidated Operating Results for the Three Months Ended June 30, 2004 (April 1, 2004 - June 30, 2004)

(1) Results of Operations

Note: Since the disclosure of quarterly business outline started from the current period under review, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2004	¥30,942 million	-	(¥1,089) million	-	(¥1,079) million	-	¥13,827 million	-
FY2003 ended March 31, 2004	¥187,469 million	38.3	(¥2,667) million	-	(¥3,153) million	-	(¥3,768) million	-

	Net Income per Share
Three months ended June 30, 2004	¥23,045.25
FY2003 ended March 31, 2004	(¥6,281.20)

Notes:

1. *Average number of outstanding shares during the term: for the three months ended June 30, 2004: 600,000; for the fiscal year ended March 31, 2004: 600,000.*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of June 30, 2004	¥697,201 million	¥33,491 million	4.8%	¥55,819.32
As of March 31, 2004	¥682,282 million	¥20,772 million	3.0%	¥34,620.03

Notes:

1. *Number of outstanding shares at the end of the term: for the three months ended June 30, 2004: 600,000; for the fiscal year ended March 31, 2004: 600,000.*
2. *Number of treasury stock at the end of the term: None*

(3) Results of Cash Flows

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Term
Three months ended June 30, 2004	¥3,124 million	¥1,780 million	-	¥47,959 million
FY2003 ended March 31, 2004	¥52,752 million	(¥57,631) million	-	¥43,053 million

3. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Three Month Ended June 30, 2004"*.

Supplementary Materials for the Three Months Ended June 30, 2004

1. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

2. Business Highlights (Non-Consolidated)

Unaudited Non-Consolidated Condensed Quarterly Financial Statements

T&D Financial Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)		As of June 30, 2004	%		As of March 31, 2004	%
Assets:						
Cash and Deposits	¥	47,959	6.9	¥	43,053	6.3
Monetary Claims Purchased		174	0.0		173	0.0
Monetary Trusts		-	-		5,152	0.8
Securities		584,702	83.9		581,796	85.3
Loans		25,020	3.6		26,288	3.8
Property and Equipment		1,730	0.2		2,172	0.3
Due from Agency		0	0.0		0	0.0
Due from Reinsurers		3,853	0.6		3,892	0.6
Other Assets		26,131	3.7		20,995	3.1
Deferred Tax Assets		8,864	1.3		-	-
Reserve for Possible Loan Losses		(1,236)	(0.2)		(1,243)	(0.2)
Total Assets	¥	697,201	100.0	¥	682,282	100.0
Liabilities:						
Policy Reserves	¥	648,765	93.1	¥	644,678	94.5
Due to Agency		353	0.1		452	0.1
Due to Reinsurers		72	0.0		269	0.0
Other Liabilities		3,104	0.4		4,193	0.6
Reserve for Employees' Retirement Benefits		11,081	1.6		11,250	1.7
Reserve for Directors' and Corporate Auditors' Retirement Benefits		109	0.0		105	0.0
Reserve for Price Fluctuations		222	0.0		194	0.0
Deferred Tax Liabilities		-	-		367	0.1
Total Liabilities		663,709	95.2		661,510	97.0
Stockholder's Equity:						
Common Stock						
Authorized – 800,000 shares						
Issued – 600,000 shares		20,000	2.9		20,000	2.9
Capital Surplus		10,000	1.4		10,000	1.5
Retained Earnings		3,949	0.6		(9,877)	(1.5)
Net Unrealized Gains on Securities		(458)	(0.1)		649	0.1
Total Stockholder's Equity		33,491	4.8		20,772	3.0
Total Liabilities and Stockholder's Equity	¥	697,201	100.0	¥	682,282	100.0

See notes to unaudited non-consolidated condensed quarterly financial statements.

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	Three months ended June 30, 2004	%	Year ended March 31, 2004	%
Ordinary Revenues:				
Income from Insurance Premiums	¥ 27,693		¥ 156,144	
Investment Income	2,699		30,019	
Other Ordinary Income	550		1,305	
Total Ordinary Revenues	30,942	100.0	187,469	100.0
Ordinary Expenses:				
Insurance Claims and Other Payments:	20,449		87,246	
Provision for Policy and Other Reserves:	5,074		75,288	
Investment Expenses	148		500	
Operating Expenses	4,229		18,345	
Other Ordinary Expenses	2,131		8,756	
Total Ordinary Expenses	32,032	103.5	190,137	101.4
Ordinary Losses	1,089	(3.5)	2,667	(1.4)
Extraordinary Gains	5	0.0	641	0.3
Extraordinary Losses	552	1.8	449	0.2
Provision for Reserve for Policyholder Dividends	173	0.5	1,219	0.7
Loss Before Income Taxes	1,809	(5.8)	3,693	(2.0)
Income Taxes:				
Current	(6,967)	(22.5)	74	(0.0)
Deferred	(8,668)	(28.0)	-	
Net Income (Loss)	13,827	44.7	(3,768)	(2.0)
Unappropriated Deficit at Beginning of Period	9,887	(31.9)	6,108	(3.3)
Unappropriated Surplus(Deficit) at End of Period	¥ 3,949	12.8	¥ (9,877)	(5.3)

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (T&D Holdings) was established, as a life insurance holding company, through which T&D Financial Life Insurance Company (the "Company"), Taiyo Life Insurance Company ("Taiyo Life") and Daido Life Insurance Company ("Daido Life") (the "Three Life"), have become wholly-owned subsidiaries, through share transfer. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(c) Investments in securities

Investments in securities are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealized gains and losses on trading securities are reported is the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Company's Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the three months, the Company provides a quarter of estimated annual reserve.

(f) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is not based on the net level premium method but the 5-year Zillmer method under Article 69-4-4 of the Enforcement Regulation of the Insurance Business Law. Under the net premium method, the reserve will be calculated so that a net level premium determined at the issue date and fixed until the termination of the relevant policy, will fund all future policy benefits. Under the 5-year Zillmer method, the amount corresponding to policy acquisition costs is reduced from the reserve amount because policy acquisition costs are not deferred under the Japanese insurance accounting practices. The deduction form the reserve is amortized over 5 years.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(g) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and gain on a plan amendment and unrecognized net obligation at transition are charged or credited to income when incurred.

Through the year ended March 31, 2004, the Company charged or credited to income unrecognized net actuarial gains or losses in the following year and amortized unrecognized net obligation at transition over 5 years. However, these were charged or credited to income when recognized in order to improve the financial condition and to be unified accounting policies applied among consolidated companies of T&D Holdings after April 1, 2004. As a result of the accounting change is not significant.

(h) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to receive lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the three months, the Company provides a quarter of estimated annual provision.

(i) Income taxes

In Japan, consolidated tax returns were not permitted until the year ended March 31 2002; accordingly, the Company, Taiyo Life, Daido Life and its domestic subsidiaries have filed separate tax returns. For the three months ended June 30, 2004, T&D Holdings was permitted to and filed a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 3 to 50 years for buildings and structures and 3 to 20 years for equipment.

(k) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(l) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(m) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(n) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of June 30, 2004				As of March 31, 2004			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	361	-	27,519	-	366	94.7	28,077	91.1
Individual annuities	69	-	3,385	-	68	115.8	3,280	140.5
Subtotal	430	-	30,904	-	434	97.5	31,357	94.6
Group insurance	-	-	19,940	-	-	-	19,986	121.8
Group annuities	-	-	601	-	-	-	646	92.5

Notes:

1. *Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *Policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*
3. *Since the disclosure of quarterly business outline started from the current period under review, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period.*

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Three months ended June 30, 2004					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	7	-	708	-	708	-
Individual annuities	2	-	125	-	125	-
Subtotal	9	-	833	-	833	-
Group insurance	-	-	3	-	3	
Group annuities	-	-	-	-	-	

Note: Since the disclosure of quarterly business outline started from the current period under review, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period.

(Number: Thousands, 100 Millions of Yen, %)

Category	Year ended March 31, 2004					
	Number		Amount			
		% Change		% Change	New Policies	Increase from Conversion
Individual insurance	40	92.7	3,535	87.9	3,535	-
Individual annuities	14	131.7	904	138.7	904	-
Subtotal	54	100.6	4,440	95.0	4,440	-
Group insurance	-	-	1,913	204.0	1,913	
Group annuities	-	-	12	1,091,381.3	12	

Notes:

1. *There is no conversion plan from FY2001.*
2. *The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*
3. *The new policy amount for group annuity products is equal to the initial premium payment.*

(3) Surrender and Lapse Rate

(%)

Category	Three months ended June 30, 2004	Year ended March 31, 2004
Individual insurance	3.84	16.15
Individual annuities	1.40	9.08
Subtotal	3.58	15.65
Group insurance	0.12	2.92

Notes:

1. Surrender and Lapse Rates are calculated based on surrender and lapse amount divided by policy amount in force at the beginning of the year.

2. Surrender and Lapse Rates for the three months ended June 30, 2004 and 2003 are not annualized.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Three months ended June 30, 2004				Year ended March 31, 2004			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	10	-	1,076	-	48	86.4	4,975	85.1
Individual annuities	0	-	45	-	4	77.0	211	97.3
Subtotal	11	-	1,122	-	52	85.5	5,187	85.6
Group insurance	-	-	24	-	-	-	478	29.5

Note: Since the disclosure of quarterly business outline started from the current period under review, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period.

(5) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category	Three months ended June 30, 2004	Year ended March 31, 2004
Core profit A	(1,079)	(3,153)
Capital gains/losses B	88	777
Other one-time gains/losses C	(98)	(291)
Ordinary profit A + B + C	(1,089)	(2,667)

(Reference) Negative Spread

(Millions of Yen)

Category	Three months ended June 30, 2004	Year ended March 31, 2004
Negative Spread	(1,385)	(3,993)
Investment yield on core profit	0.93%	1.34%
Average assumed investment yield	2.19%	2.21%
Policy reserves in general accounts	442,846	457,837

Notes:

1. *Negative spread is calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts".
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment gains/ losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account."
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*
   **Policy reserves represent policy reserves within general accounts except contingency reserve."*

(6) Solvency Margin Ratio

(Millions of Yen)

Items	As of June 30, 2004	As of March 31, 2004
Total solvency margin (A)	37,042	23,115
Equity (less certain items)	33,949	20,122
Reserve for price fluctuations	222	194
Contingency reserve	564	465
Reserve for possible loan losses	16	22
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	(654)	915
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	-
Excess of amount of policy surrender payment	905	785
Unallotted portion of reserve for policyholder dividends	-	-
Future profits	346	609
Deferred tax assets	1,692	-
Subordinated debt	-	-
Deductible items	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	4,974	4,694
Insurance risk R_1	3,629	3,580
Assumed investment yield risk R_2	436	441
Investment risk R_3	2,762	2,292
Business risk R_4	136	189
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	1,489.2%	984.8%

Notes:

1. *The above ratio as of March 31, 2004 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratio as of June 30, 2004 is calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *Equity represents equity on the balance sheet less the net unrealized gains on securities.*

(7) Adjusted Net Assets

(Millions of Yen)

Item	As of June 30, 2004	As of March 31, 2004
Adjusted net assets	45,172	34,638

Note: Adjusted net assets are calculated based on the regulatory standard.

(8) Asset Composition (General Account)

(Millions of Yen, %)

Category	As of June 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	41,902	8.3	35,850	7.1
Monetary claims purchased	174	0.0	173	0.0
Monetary trusts	-	-	5,152	1.0
Securities	400,579	79.0	410,530	81.5
Domestic bonds	260,307	51.3	282,964	56.2
Domestic stocks	2,922	0.6	2,939	0.6
Foreign securities	57,334	11.3	56,585	11.2
Foreign bonds	31,467	6.2	32,012	6.4
Foreign stocks and other securities	25,867	5.1	24,572	4.9
Other securities	80,013	15.8	68,041	13.5
Loans	25,020	4.9	26,288	5.2
Policy loans	19,121	3.8	19,181	3.8
Commercial loans	5,899	1.2	7,106	1.4
Property and equipment	1,683	0.3	2,121	0.4
Deferred tax assets	8,864	1.7	-	-
Other assets	30,004	5.9	24,919	4.9
Reserve for possible loan losses	(1,236)	(0.2)	(1,243)	(0.2)
Total	506,991	100.0	503,794	100.0
Foreign currency denominated assets	1,209	0.2	1,764	0.4

(9) Fair Value Information on Securities and Others (General Account)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of Yen)

Category	As of June 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Held-to-maturity securities	262,472	260,483	(1,989)	1,220	3,210
Domestic bonds	232,075	231,171	(903)	1,219	2,122
Foreign bonds	30,397	29,311	(1,085)	1	1,087
Monetary claims purchased	-	-	-	-	-
Available-for-sale securities	135,188	134,534	(654)	844	1,498
Domestic bonds	29,056	28,232	(824)	1	825
Domestic stocks	107	190	83	83	-
Foreign securities	27,345	26,937	(408)	18	426
Foreign bonds	1,204	1,069	(135)	-	135
Foreign stocks and other securities	26,140	25,867	(273)	18	291
Other securities	78,578	78,999	421	667	246
Monetary claims purchased	101	174	73	73	-
Others	-	-	-	-	-
Total	397,661	395,017	(2,643)	2,065	4,708
Domestic bonds	261,131	259,403	(1,727)	1,220	2,948
Domestic stocks	107	190	83	83	-
Foreign securities	57,743	56,249	(1,494)	19	1,514
Foreign bonds	31,602	30,381	(1,221)	1	1,222
Foreign stocks and other securities	26,140	25,867	(273)	18	291
Other securities	78,578	78,999	421	667	246
Monetary claims purchased	101	174	73	73	-
Others	-	-	-	-	-

Notes:

1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*
2. *The Company held no monetary trusts other than classified as trading securities.*

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of June 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Available-for-sale securities	3,746
Unlisted domestic stocks (excluding over-the-counter stocks)	2,732
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,014
Total	3,746

a. Securities with fair value

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains(losses)		
				Gains	Losses
Held-to-maturity securities	251,985	252,644	659	2,254	1,594
Domestic bonds	221,587	223,103	1,515	2,254	738
Foreign bonds	30,397	29,541	(856)	-	856
Monetary claims purchased	-	-	-	-	-
Available-for-sale securities	128,915	129,933	1,017	1,796	779
Domestic bonds	36,963	36,377	(586)	2	588
Domestic stocks	99	199	99	99	-
Foreign securities	26,186	26,187	0	179	178
Foreign bonds	1,746	1,615	(131)	-	131
Foreign stocks and other securities	24,439	24,572	132	179	47
Other securities	65,564	66,995	1,430	1,442	12
Monetary claims purchased	101	173	72	72	-
Others	-	-	-	-	-
Total	380,900	382,577	1,676	4,051	2,374
Domestic bonds	258,551	259,480	929	2,256	1,327
Foreign bonds	99	199	99	99	-
Foreign securities	56,584	55,728	(855)	179	1,034
Foreign bonds	32,144	31,156	(987)	-	987
Foreign stocks and other securities	24,439	24,572	132	179	47
Other securities	65,564	66,995	1,430	1,442	12
Monetary claims purchased	101	173	72	72	-
Others	-	-	-	-	-

Notes:

1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*
2. *The Company held no monetary trusts other than classified as trading securities.*

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	24,999
Unlisted foreign bonds	-
Others	24,999
Available-for-sale securities	3,786
Unlisted domestic stocks (excluding over-the-counter stocks)	2,739
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,046
Total	28,786

2) Fair value information on monetary trusts

(Millions of Yen)

Category	As of June 30, 2004					As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)			Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses				Gains	Losses
Monetary trusts	-	-	-	-	-	5,152	5,152	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of June 30, 2004		As of March 31, 2004	
	Carrying value before mark-to-market	Net valuation gains(losses)	Carrying value before mark-to-market	Net valuation gains(losses)
Monetary trusts for investment	-	-	5,152	-

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity securities, policy reserve matching securities and available-for-sale securities

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching securities and available-for-sale securities as of June 30, 2004 and March 31, 2004.

T&D Life Group

August 12, 2004

T&D Holdings, Inc.
Representative: Naoteru Miyato, President
Security Code: 8795

T&D Holdings Announces Secondary Offering of Its Shares

T&D Holdings, Inc. (the "Company") has resolved as follows at a meeting of the Board of Directors held on August 12, 2004 in connection with the secondary offering of its shares. The purpose of this offering is to resolve the shareholding situation by its subsidiaries which is prohibited under the Commercial Code of Japan and to improve the liquidity of its shares in the stock market.

1. Secondary offering by way of underwriting by underwriters

(1) Number of shares to be offered and sold:
18,000,000 shares of common stock of the Company (the "Shares")

(2) Selling shareholders and number of shares to be sold

Name	Number of shares to be sold
UFJ Bank Limited	4,500,000 shares
UFJ Trust Bank Limited	4,500,000 shares
Taiyo Life Insurance Company	4,500,000 shares
Daido Life Insurance Company	4,500,000 shares

(3) Offer price:
To be determined on any date between Tuesday, August 31, 2004 through Friday, September 3, 2004 (the "Offer Price Determination Date") in accordance with the method stated in Section 7-2 of the Fair Business Practice Regulations No. 14 provided for by the Japan Securities Dealers Association.

(4) Method of secondary offering:
Nomura Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Mitsubishi Securities Co., Ltd., Okasan Securities Co., Ltd., J.P. Morgan Securities Asia Pte. Limited, Cosmo Securities Co., Ltd., and Tachibana Securities Co., Ltd., shall severally and jointly underwrite all the Shares for offer.

(5) Subscription period:
Expected to be the period from the business day immediately following the Offer Price Determination Date through the 3rd business day following the Offer Price Determination Date.

(6) Delivery date:
Expected to be the 7th business day following the Offer Price Determination Date.

(7) Subscription money:
Same as the offer price per share.

(8) Unit of offering:
50 shares.

(9) The President and Representative Director of the Company shall be entrusted to take any action deemed necessary in connection with this offering.

(10) The sale of the Shares under this secondary offering shall be conditional upon the effectiveness of the registration made under a Securities Registration Statement filed by the Company pursuant to the Securities and Exchange Law of Japan.

2. Secondary offering by way of over-allotment

(1) Number of shares to be offered and sold:
2,625,000 Shares
The number of Shares mentioned above is the maximum number of Shares to be sold. This number may decrease or the offering of Shares by way of over-allotment itself may be ceased due to market demand. The number of Shares to be sold shall be determined on the Offer Price Determination Date.

(2) Selling shareholder:
Nomura Securities Co., Ltd.

(3) Offer price:
Undetermined (The offer price shall be equal to the offer price set forth in 1.(3) above, and determined on the Offer Price Determination Date.)

(4) Method of secondary offering:
Taking account of market demand for the secondary offering by way of underwriting by underwriters, Nomura Securities Co., Ltd. shall make the secondary offering of Shares which it borrows from certain shareholder(s) of the Company.

(5) Subscription period:
The subscription period shall be the same as that for the secondary offering by way of underwriting by underwriters set forth above.

(6) Delivery date:
The delivery date shall be the same as that for the secondary offering by way of underwriting by underwriters set forth above.

(7) Subscription money:
The subscription money shall be the same as that for the secondary offering by way of underwriting by underwriters set forth above.

(8) Unit of offering:
50 shares.

(9) The President and Representative Director of the Company shall be entrusted to take any action deemed necessary in connection with this offering.

(10) The sale of the Shares under this secondary offering shall be conditional upon the effectiveness of the registration made under a Securities Registration Statement filed by the Company pursuant to the Securities and Exchange Law of Japan.

Note 1. Purpose of the offering

The purpose of the above offering is to the dissolution of the parent company share possession by Taiyo Life Insurance Company and Daido Life Insurance Company ("Subsidiaries") which are consolidated subsidiaries of the Company, and improvement of liquidity of shares of the Company in the stock market.

Note 2. Secondary offering by way of over-allotment

The secondary offering by way of over-allotment will be made by Nomura Securities Co., Ltd. along with, and taking into account market demand for, the offering by way of underwriting by underwriters as set out in "1. Secondary offering by way of underwriting by underwriters" above, by utilizing Shares to be borrowed by Nomura Securities Co., Ltd. from certain shareholder(s) of the Company. In connection with this offering, Nomura Securities Co., Ltd. will be given the right to purchase up to 2,625,000 additional Shares from certain shareholder(s) of the Company (the "Greenshoe Option"). The exercise period of the Greenshoe Option is from above-mentioned delivery date to Monday, September 27, 2004.

Nomura Securities Co., Ltd. may purchase Shares ("Syndicate Cover Transaction") on the Tokyo Stock Exchange, Inc., up to the number of Shares offered in the offering by way of over-allotment. Such purchase would be made between the day immediately following the last day of the subscription period for the secondary offering by way of over-allotment and Tuesday, September 21, 2004 (the "Syndicate Cover Transaction Period"). Shares purchased through the Syndicate Cover Transaction will be used to return borrowed Shares.

During the Syndicate Cover Transaction Period, by judgment of Nomura Securities Co., Ltd., there may be no Syndicate Cover Transaction at all, or the transaction may be terminated before the maximum number of Shares to be purchased.

Nomura Securities Co., Ltd. may also conduct stabilizing transactions with regard to Shares during the subscription period for the secondary offering by way of underwriting by underwriters and the secondary offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed Shares.

As mentioned above, residual borrowed Shares after the Syndicate Cover Transaction and stabilizing transactions may be returned to the shareholder(s) when Nomura Securities Co., Ltd. exercises the Greenshoe Option.

Note 3. Effect on the Group's financial results

In connection with the offering, it is expected that two subsidiaries will record capital gains (losses) on their consolidated and non-consolidated statements of operations for the year ending March 31, 2005 upon the sale of Shares. The amount of gains (losses) of each subsidiary will be underwriting price less their book value per share (3,333 yen) multiplied by number of Shares held by each subsidiary.

In addition, such gains (losses) by two subsidiaries will not be stated in the consolidated statement of operations of the Company for the year ending March 31, 2005. The amount will be adjusted in the capital reserve account on the consolidated balance sheet of the Company as of March 31, 2005 in accordance with a Japanese accounting standard.

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on August 12, 2004 by T&D Holdings, Inc. The purpose of this press release is to make a general public announcement of the secondary offering of the Shares. It has not been prepared for the purpose of soliciting investments in the Shares.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727